7/16

07025282

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Sibirtelecom

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

FILE NO. 82- 35050

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/17/07

82-22020

RECEIVED

2007 JUL 15 A 7:27

12-31-06
AR/S

Open Joint Stock Company
OJSC **Sibirtelecom**

Consolidated Financial Statements

For the year ended 31 December 2006
with Independent Auditors' Report

Contents

KPMG

ZAO KPMG
11 Gogolevsky Boulevard
Moscow 119019
Russia

Telephone +7 (495) 937 4477
Fax +7 (495) 937 4400/99
Internet www.kpmg.ru

Independent Auditors' Report

To the Board of Directors OJSC Sibirtelecom

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of OJSC Sibirtelecom (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Except as described in the Basis for Qualified Opinion paragraph, we conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Basis for Qualified Opinion

As described in Note 2, the cost of property, plant and equipment at the date of adopting International Financial Reporting Standards ("IFRSs"), 1 January 2003, was determined by reference to its fair value at that date. The fair value of property, plant and equipment was assumed by management to be equal to its carrying amount in the Group's previous GAAP financial statements. This assumption is not consistent with a measurement of fair value as envisaged by IFRS 1 *First-time Adoptions of International Financial Reporting Standards.* The effects of this departure from International Financial Reporting Standards on the carrying amount of property, plant and equipment, depreciation, taxation, net profit and retained earnings as at and for the years ended 31 December 2006 and 31 December 2005 have not be determined.

Qualified Opinion

In our opinion, except for the effects of the matter described in the Basis for Qualified Opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2006, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

ZAO KPMG

ZAO KPMG
20 June 2007

Consolidated Balance Sheet

As at 31 December 2006

(in thousands of Russian Roubles)

	Notes	2006	Restated 2005
ASSETS			
Non-current assets			
Property, plant and equipment	6	37,076,967	31,044,935
Intangible assets and goodwill	7	3,287,000	2,323,350
Investments in associates	9	32,093	50,584
Long-term investments	10	17,718	76,599
Long-term accounts receivable and other assets	11	74,223	170,276
Long-term advances given	12	930,525	670,538
Total non-current assets		**41,418,526**	**34,336,282**
Current assets			
Inventories	13	558,424	538,667
Accounts receivable	14	2,179,977	1,883,298
Current income tax receivable		241,078	34,702
Short-term investments	10	118,946	148,197
Other current assets	15	1,406,773	2,164,873
Cash and cash equivalents	16	485,858	533,131
Total current assets		**4,991,056**	**5,302,868**
TOTAL ASSETS		**46,409,582**	**39,639,150**
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	18	3,541,131	3,541,131
Unrealized gain on available-for-sale investments		86,707	103,403
Retained earnings		13,935,690	13,019,750
Total equity attributable to equity holders of the parent		**17,563,528**	**16,664,284**
Minority interest		1,902	47,853
Total equity		**17,565,430**	**16,712,137**
Non-current liabilities			
Long-term borrowings	19	11,364,434	9,290,836
Long-term finance lease liabilities	20	381,174	570,507
Pension liabilities	23	3,233,619	1,924,179
Long term taxes payable		339	27,311
Deferred revenue		202,613	221,405
Deferred income tax liabilities	28	1,271,363	1,400,586
Total non-current liabilities		**16,453,542**	**13,434,824**
Current liabilities			
Accounts payable, accruals and advances received	21	6,025,321	3,583,403
Payables to OJSC Rostelecom		68,818	161,339
Current income tax payable		492	35,930
Taxes payable	22	348,309	896,206
Dividends payable		23,897	37,609
Short-term borrowings	19	890,512	738,555
Current portion of long-term borrowings	19	4,595,703	3,727,359
Current portion of long-term finance lease liabilities	20	382,070	311,788
Provisions	23	55,488	-
Total current liabilities		**12,390,610**	**9,492,189**
Total liabilities		**28,844,152**	**22,927,013**
TOTAL EQUITY AND LIABILITIES		**46,409,582**	**39,639,150**

General Director
A.I. Isaev

Chief Accountant
G.I. Khvoschinskaya

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Income Statement
For the year ended 31 December 2006
(In thousands of Russian Roubles)

	Notes	2006	Restated 2005
Revenues	**24**	**30,174,647**	**27,432,139**
Wages, salaries, other benefits and payroll taxes		(11,840,103)	(10,310,806)
Goodwill impairment	7	-	(79,762)
Depreciation and amortisation	6,7	(3,858,602)	(3,242,230)
Materials, repairs and maintenance, utilities		(3,129,347)	(2,776,379)
Taxes other than income tax		(612,338)	(452,821)
Interconnection charges		(2,333,501)	(3,491,880)
Reversal of allowance for impairment of receivables	14	173,825	66,234
Loss on disposal and impairment of property, plant and equipment		(367,725)	(186,059)
Other operating expenses, net	25	(4,695,318)	(3,774,784)
Operating profit		**3,511,538**	**3,183,652**
Share of profit of associates	9	19,866	15,439
Interest expense, net	26	(1,320,312)	(1,004,763)
Gain on sale of investments, net	27	45,930	86,052
Foreign exchange gain (loss), net		72,079	(45,121)
Other income and expenses, net		-	(8,691)
Profit before income tax		**2,329,101**	**2,226,568**
Income tax expense	28	(1,169,642)	(758,505)
Profit for the year		**1,159,459**	**1,468,063**
Attributable to:			
Equity holders of the parent		1,180,780	1,478,605
Minority interests		(21,321)	(10,542)
		1,159,459	**1,468,063**
Earnings per share			
- basic and diluted, earnings per ordinary share	29	0.07	0.09

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statement of Cash Flows
For the year ended 31 December 2006

(In thousands of Russian Roubles)

	Notes	2006	Restated 2005
Cash flows from operating activities			
Profit before income tax		2,329,101	2,226,568
Adjustments for			
Foreign exchange loss (gain), net		(72,079)	45,121
Depreciation and amortization	6,7	3,858,602	3,242,230
Loss on disposal of property, plant and equipment		367,725	186,059
Share of profit of associates	9	(19,866)	(15,439)
Gain on sale of investments	27	(45,930)	(86,052)
Interest expense, net	26	1,320,312	1,004,763
Provision for impairment of receivables	14	(173,825)	(66,234)
Write-down of inventory to net realisable value		44,130	-
Goodwill impairment provision	7	-	79,762
Operating cash flows before working capital changes		**7,608,170**	**6,616,778**
Increase in accounts receivable		(94,402)	(31,616)
Decrease (increase) in other current assets		727,750	(142,403)
(Increase) decrease in inventories		(32,740)	16,588
Increase in accounts payable and accrued expenses		1,585,548	802,464
Decrease in taxes payable other than income tax		(592,739)	(34,392)
Increase in pension obligations		1,309,966	1,020,982
Cash flows generated from operations		**10,511,553**	**8,248,401**
Interest paid		(1,746,969)	(1,379,469)
Income tax paid		(1,577,502)	(1,155,766)
Net cash flows from operating activities		**7,187,082**	**5,713,166**
Cash flows from investing activities			
Purchase of property, plant and equipment		(9,026,195)	(8,244,560)
Purchase of intangible assets		(994,884)	(426,772)
Purchase of Oracle E-Business Suite software		(104,705)	(138,975)
Purchase of Amdocs Billing software		(215,936)	(199,682)
Purchase of subsidiaries, net of cash acquired		(105,035)	(153,095)
Purchase of investments and other assets		(9,900)	(66,591)
Proceeds from disposal of investments and other assets		118,781	325,380
Proceeds from disposal of property, plant and equipment		309,643	41,784
Interest received		27,391	72,274
Dividends received		2,591	2,340
Net cash flows used in investing activities		**(9,998,249)**	**(8,787,897)**
Cash flows from financing activities			
Proceeds from borrowings		8,566,151	4,393,122
Repayment of borrowings		(5,019,831)	(4,793,779)
Proceeds from debt securities issued		2,000,000	4,939,089
Repayment of debt securities		(1,586,160)	(100,000)
Repayment of finance lease liabilities		(392,921)	(368,521)
Repayment of vendor financing liabilities		(21,108)	(37,483)
Repayment of promissory notes for Amdocs Billing Software		-	(433,465)
Proceeds from promissory notes		-	268,000
Repayment of promissory notes		(531,188)	(450,000)
Proceeds from (repayment of) other non-current liabilities		(1,483)	1,490
Dividends paid		(248,684)	(248,618)
Dividends paid to minority shareholders		(882)	(546)
Net cash flows from financing activities		**2,763,894**	**3,169,289**
Net (decrease) increase in cash and cash equivalents		**(47,273)**	**94,558**
Cash and cash equivalents at the beginning of the year		**533,131**	**438,573**
Cash and cash equivalents at the end of the year	16	**485,858**	**533,131**

The accompanying notes form an integral part of these consolidated financial statements

OJSC Sibirtelecom
Consolidated Statement of Changes in Equity
For the year ended 31 December 2006
(In thousands of Russian roubles)

	Notes	Attributable to equity holders of the parent								
		Share capital								
		Preference shares	Ordinary shares	Unrealised gain on available-for-sale investments	Retained earnings (before adjustments)	Correction of error	Retained earnings (Restated)	Total	Minority interests	Total equity
Balance at 1 January 2005	2	869,371	2,671,760	12,712	12,114,153	(355,449)	11,758,704	15,312,547	10,635	15,323,182
Profit for the year		-	-	-	1,625,786	(147,181)	1,478,605	1,478,605	(10,542)	1,468,063
Unrealized gain on available-for-sale investments		-	-	90,691	-	-	-	90,691	-	90,691
Total recognised gains and losses						-		**1,569,296**	**(10,542)**	**1,558,754**
Disposal of minority interests due to disposal of subsidiaries		-	-	-	-	-	-	-	(546)	(546)
Dividends to equity holders of the parent		-	-	-	(217,559)	-	(217,559)	(217,559)	-	(217,559)
Dividends of subsidiaries to minority shareholders		-	-	-	-	-	-	-	48,306	48,306
Balance at 31 December 2005	**2**	**869,371**	**2,671,760**	**103,403**	**13,522,380**	**(502,630)**	**13,019,750**	**16,664,284**	**47,853**	**16,712,137**
Profit for the year		-	-	-	1,180,780	-	1,180,780	1,180,780	(21,321)	1,159,459
Unrealized gain on available-for-sale investments		-	-	51,253	-	-	-	51,253	-	51,253
Realized gain on investments sold		-	-	(67,949)	-	-	-	(67,949)	-	(67,949)
Total recognised gains and losses								**1,164,084**	**(21,321)**	**1,142,763**
Dividends to equity holders of the parent	30	-	-	-	(234,972)	-	(234,972)	(234,972)	-	(234,972)
Dividends of subsidiaries to minority shareholders		-	-	-	-	-	-	-	(882)	(882)
Minority interests arising on acquisition of subsidiaries and acquisition of minorities		-	-	-	(29,868)	-	(29,868)	(29,868)	(23,748)	(53,616)
Balance at 31 December 2006		**869,371**	**2,671,760**	**86,707**	**14,438,320**	**(502,630)**	**13,935,690**	**17,563,528**	**1,902**	**17,565,430**

The accompanying notes form an integral part of these consolidated financial statements

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC Sibirtelecom and its subsidiaries - (hereinafter "the Company") for the year ended 31 December 2006 were authorized for issue by the General Director and the Chief Accountant of the Company on 20 June 2007.

The Company

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

The registered office of the Company is in the city of Novosibirsk (the Russian Federation), 630099, 53 Maxim Gorky street.

The Company's principal activity is providing telephone services (including local, long-distance and international calls), telegraph, data transmission services, rent of communication channels and wireless communication services on the territory of 11 regions of the Russian Federation.

OJSC Svyazinvest is the Company's parent company which owned 50.67% of the Company's ordinary voting stock as at 31 December 2006. OJSC Svyazinvest is controlled by the Federal Government of the Russian Federation (refer to note 33).

Information of the Company's main subsidiaries is disclosed in note 8. All subsidiaries are incorporated under the laws of the Russian Federation.

Presentation of Financial Statements

The consolidated financial statements are prepared based on the standalone financial statements of the parent company, OJSC Sibirtelecom, its subsidiaries and associates using unified accounting policies.

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation.

Consolidated financial statements of the Company are presented in thousands of Russian Roubles.

Tariff Setting

Most of the Company's tariffs are regulated by the Federal Antimonopoly Agency of the Russian Federation.

In general, the Company increased tariffs in 2006 and 2005 as follows:

Customer Group	**Urban areas, %**		**Rural areas, %**	
	2006	**2005**	**2006**	**2005**
Residential	10.9	16.8	11.2	17.3
State-financed organizations	8.6	15.0	9.9	15.2
Commercial organizations	8.6	15.0	9.9	15.2

2. Basis of Presentation of the Financial Statements

Liquidity and Financial Resources

As of 31 December 2006, the Company's current liabilities exceeded its current assets by 7,399,554 (31 December 2005 - 4,189,321). Consequently, there is an uncertainty about the Company's ability to maintain its liquidity and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance leases.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs.

Through 2007, the Company anticipates funding from a) cash generated from operations; b) placement of rouble bonds in the domestic market; c) financing from domestic and international lending institutions. Management believes that these sources will be sufficient to settle short-term liabilities. If needed, management believes that payment terms on certain current operations may be deferred in case of insufficiency of working capital.

These financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might be required if the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

Accounting principles

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards ("IFRS").

These financial statements are prepared based on the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of financial position, results of operations and cash flows in accordance with IFRS.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The Company transitioned to IFRS as of 1 January 2003 using the provisions of IFRS 1 "First-time Adoption of International Financial Reporting Standards".

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses on employees defined benefit plans at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

(In thousands of Russian Roubles)

Management estimates that the carrying value of all of the Company's property, plant and equipment as of the date of transition to IFRS was broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in the near future.

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards effective for financial years beginning on or after 1 January 2006.

The changes in the Company's accounting policies result from adoption of the following new or revised standards, applicable to the Company's operations:

- IAS 19 (amended in 2005) *Employee benefits*;
- IAS 21 (amended in 2005) *The Effects of Changes in Foreign Exchange Rates*;
- IAS 39 (amended in 2005) *Financial Instruments: Recognition and Measurement*;
- IFRIC Interpretation 4 *Determining whether an Arrangement contains a Lease*;

The principal effects of these changes in policies are discussed below.

IAS 19 (revised) Employee benefits

Effective from 1 January 2006, the Company has adopted amendments to IAS 19. As a result, the Company discloses additional information, including information on trends in defined pension plan assets and liabilities, and assumptions related to costs components of defined pension plans. The aforementioned amendment has resulted in additional disclosures of information for the years 2005 and 2006, but has not had any impact on recognition and measurement of defined benefit plan assets and liabilities as the Company has not applied the new provision of the Standard which allows for the recognition of actuarial gains and losses outside of the income statement.

IAS 39 (revised) Financial Instruments: Recognition and Measurement

Amendments to IAS 39, introduced in 2005, included the following:

- A requirement to recognise financial guarantees provided by the Company;
- A provision allowing to classify the foreign currency risk of a highly probable forecast intragroup transaction, as a hedged item in a cash flow hedge provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss;
- A restriction to designate any financial asset or liability as at fair value through profit and loss.

These amendments had no material impact on financial statements of the Company.

IFRIC Interpretation 4 Determining whether an Arrangement contains a Lease

The issue addressed in the interpretation is how to determine whether an arrangement is, or contains, a lease which should be accounted in accordance with IAS 17, if the arrangement comprises a transaction of a series of transactions that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments.

The adoption of the Interpretation effective from 1 January 2006 had no significant impact on the Company's financial statements for 2005 and 2006.

(In thousands of Russian Roubles)

IFRSs and IFRIC Interpretations not yet effective

A number of IFRSs and IFRIC Interpretations have been issued but are not yet effective as at 31 December 2006, and have not been applied by the Company in these financial statements. Of these, the following pronouncements may potentially have an effect on the Company's operations and presentation of its financial statements:

- IFRS 7 *Financial Instruments: Disclosures;*
- IFRS 8 *Operating Segments*
- IAS 1 (amended in 2005) *Presentation of Financial Statements;*
- IFRIC 9 *Reassessment of Embedded Derivatives*;
- IFRIC 10 *Interim Financial Reporting and Impairment*;
- IFRIC 11 *Group and Treasury Share Transactions*;

IFRS 7 *Financial Instruments: Disclosures* replaces disclosure requirements of IAS 32. IFRS 7 becomes mandatory for the annual reporting periods, beginning on or after 1 January 2007.

IFRS 8 *Operating Segments*, which is effective for annual reporting periods beginning on or after 1 January 2009, introduces the "management approach" to segment reporting.

Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures requires disclosures about the aims, policies and procedures applied by the Company and its subsidiary for the purposes of capital management. These amendments become mandatory for the annual reporting periods beginning on or after 1 January 2007.

IFRIC 9 *Reassessment of Embedded Derivatives* clarifies that the Company must assess whether an embedded derivative should be separated from the underlying host contract and accounted for as a derivative when the Company enters the underlying host contract initially. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 8 becomes mandatory for annual reporting periods beginning on or after 1 June 2006.

IFRIC 10 *Interim Financial Reporting and Impairment* prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. IFRIC 10 becomes mandatory for annual reporting periods beginning on or after 1 November 2006.

The Company expects that adoption of the pronouncements listed above will have no significant impact on the Company's financial statements in the period of initial application, except the following:

- IFRS 7 will have a significant effect on disclosures in respect of financial instruments, presented in the notes to the financial statements;
- IFRS 8 will require the Company to present detailed segmental disclosures based on information available to the Company's key decision makers. Currently, the Company has not analysed the extent of potential additional disclosures which may be required.

Correction of errors and reclassifications

In 2005 the Company determined and presented its liabilities existing under the defined benefit plans in accordance with IAS 19 *Employee Benefits*. In 2006 the Company engaged an independent actuary for an actuary valuation of pension liabilities as at 31 December 2006 and presented the results of this valuation in these financial statements. Additionally, as a result of the actuary valuation performed as at

(In thousands of Russian Roubles)

31 December 2006 it was determined that an adjustment to the comparatives as of 31 December 2004 and 2005 is required, which has been recorded in these financial statements.

In 2006 the Company identified that the carrying value of certain of its licences recorded within intangible assets had been incorrectly established as at the date of transition to IFRS. As a result, the carrying value of the licences had been overstated, which has been corrected in 2006 as a prior year restatement (see note 7).

	As previously reported	Restatement	Restated		Description of adjustments
Consolidated balance sheet as at 31 December 2005					
Intangible assets and goodwill	2,725,783	(402,433)	2,323,350	1	Effect of change in intangible assets as at 31 December 2005
Pension liabilities	1,665,259	258,920	1,924,179	2	Effect of change in pension liabilities as at 31 December 2005
Deferred income tax liability	1,559,309	(158,723)	1,400,586	3	Effect of items 1 and 2 above on the deferred tax liability at 31 December 2005
Retained earnings as of 31 December 2005	13,522,380	(502,630)	13,019,750	4	Effect of items 1, 2 and 3 above on retained earnings as at 31 December 2005
Consolidated income statement for the year ended 31 December 2005					
Wages, salaries, other benefits and payroll taxes	(10,058,219)	(252,587)	(10,310,806)	5	Effect of changes in pension plan expenses for 2005
Depreciation and amortisation	(3,299,837)	57,607	(3,242,230)	6	Effect of change in amortization of intangible assets
Other operating expenses	(3,642,640)	(515)	(3,643,155)	7	Effect of changes in pension plan expenses for 2005
Income tax expense	(806,819)	48,314	(758,505)	8	Effect of items 5 and 6 on deferred tax expense for 2005
Consolidated statement of changes in equity for the year ended 31 December 2004					
Retained Earnings as of 31 December 2004	12,114,153	(355,449)	11,758,704	9	Effect of change in pension liabilities of 5,964, and change in intangible assets of 349,485 as of 31 December 2004

(In thousands of Russian Roubles)

In addition the Company has made the following reclassifications to conform to the 2006 presentation:

	As previously reported	Effect of reclassifications	As restated	Description of reclassifications
Consolidated balance sheet as of 31 December 2005				
Long-term accounts receivable and other assets	85,805	84,471	170,276	Reclassification of long-term VAT from other current assets
Accounts receivable	1,853,126	30,172	1,883,298	Reclassification of receivables due from dealers from other current assets
Other current assets	2,279,516	(114,643)	2,164,873	Reclassification of long-term VAT from other current assets - 84,471; Reclassification of receivables due to dealers from other current assets - 30,172.
Consolidated income statement for the year ended 31 December 2005				
Interconnection charges	(3,623,509)	131,629	(3,491,880)	Reclassification
Other operating expenses, net	(3,643,155)	(131,629)	(3,774,784)	Reclassification

3. Summary of Significant Accounting Policies

3.1. Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the group of companies, i.e. the

The consolidated financial statements of the Company represent the financial statements of the group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

All intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated.

Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the income statement.

Acquisition of minority interests

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of the minority interest as a charge to retained earnings.

3.2. Investments in Associates

Associates are entities in which the Company generally has between 20 % and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the income statement, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company is obliged to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3. Investments

The Company's investments are classified as either loans and receivables or available-for-sale investments, as appropriate. When investments are recognised initially, they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its investments at their initial recognition. All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Company. Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period the Company did not hold any investments in this category. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the Company intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;
(b) those that the Company upon initial recognition designates as available for sale; or

(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Reversals of impairment losses in respect of equity instruments are not recognised in the income statement. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis.

3.4. Accounting Policies, Changes in Accounting Estimates and Errors

Change in Accounting Policies

The Company accounts for a change in accounting policy resulting from the initial application of a Standard or an Interpretation in accordance with the specific transitional provisions, if any, in that Standard or Interpretation.

Changes in Accounting Estimates

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only or the period of the change and future periods, if the change affects both.

Prior Period Errors

Prior period error is corrected by retrospective restatement except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

3.5. Foreign Currency Transactions

The measurement functional and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement functional currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement functional currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated income statement as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

(In thousands of Russian Roubles)

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of 31 December 2006 and 2005 were as follows:

Currency	2006	2005
Russian Roubles per US dollar	26.33	28.78
Russian Roubles per Euro	34.70	34.19

3.6. Property, Plant and Equipment

3.6.1. Initial recognition

Property, plant and equipment are recorded at purchase or construction cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to 1 January 2003, fair values as at 1 January 2003 have been used as deemed cost (refer to note 2) in accordance with the exemption provided in IFRS 1.

Management assesses indications of impairment at each balance sheet date, and when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of fair value less cost to sell and value in use. Impairment losses are recognized in the income statement. Impairment losses recognised in previous periods are reversed, if there has been a change in the estimates, used to determine the recoverable amount.

Expenditure for continuing repairs and maintenance is charged to the income statement as incurred. Social assets are expensed on acquisition. Major renewals and improvements are capitalized, and the assets replaced are written off. Profit or loss from the assets write-off is charged to the income statement as incurred.

Major inspections expenses are capitalized to the balance cost if the recognition requirements are met.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

3.6.2. Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings	50 years
Constructions	20 years
Analogue switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

The asset's residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5 and the date that the asset is derecognised.

The depreciation charge for a period is usually recognized in the income statement, except where depreciation of property, plant and equipment is included in the cost of other assets, created using such property, plant and equipment.

The period of validity of the Company's operating licences is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licences will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3.6.3. Construction in Progress

Construction in progress is an asset, which is under construction or requires any other activities to bring it to the location and condition necessary for it to be capable of operating in the manner intended by management.

Construction in progress is recorded as the total of actual expenditures incurred less any impairment losses. Construction in progress is not depreciated.

3.6.4. Assets Received Free of Charge

Equipment related to main activity of the Company transferred to the Company free of charge outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the income statement, except where transfers of equipment relate to rendering of future services to the transferee, in which case the Company recognises deferred revenue in the amount of the fair value of the equipment received, and amortises it to the income statement on the same basis that the equipment is depreciated.

Equipment contributions that will not generate any future economic benefit for the Company are not recognized.

3.7. Intangible Assets

3.7.1. Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 *Segment Reporting.*

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

3.7.2. Licences

Cost of licences paid to the Government for permission to provide telecommunication services within an identifiable period of time is recognized as intangible assets.

3.7.3. Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3.7.4. Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of or number of production, or similar units constitutes that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The cost of licences and software is depreciated on a straight-line basis over the estimated useful life equal to the term of the licences or the right to use the software. The useful life of other intangible assets is approximately 10 years.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3.8. Borrowing Costs

The borrowing costs are capitalized by the Company as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs are directly attributable to the acquisition, construction or production of a qualifying asset including construction in progress.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

3.9. Leases

Leases where all the risks and rewards of ownership of the asset are transferred from the lessor to the lessee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases

3.9.1. Finance Leases

At the commencement of the lease term or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in their balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with the accounting policy of the Company applicable for depreciable and amortized assets. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.9.2. Operating Leases

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

3.10. Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost of inventory is determined on the weighted average basis. The cost of finished goods and work in progress comprises cost of raw materials and other materials, direct labour and other direct costs, as well as the corresponding share of production indirect cost (calculated on the basis of norms of production capacities usage). Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

3.11. Advances Given

Advances given to acquire non-current assets are classified as non-current not dependant on the delivery terms of the asset and considered a non-monetary asset. Long-term advances given for operating activities are also classified as a non-current asset.

3.12. Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments.

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company classifies its financial assets and financial liabilities as current or non-current based on the term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or the existence of call options in financial liabilities valid within 12 months after the balance sheet date.

Financial asset is derecognised when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

3.13. Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.14. Accounts Receivable and Allowance for Bad Debt

Trade receivables are recognized at original invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Company will not be able to collect the debts.

Allowance for impairment is created based on the historical pattern of collections of accounts receivable and a specific analysis of the recoverability of significant accounts.

Allowance for impairment is also created for other accounts receivable based on the assessment of the Company's ability to collect the debts.

Allowance for impairment is recognized in the income statement.

The carrying amount of current trade receivables is a reasonable approximation of their fair value.

The fair value of non-current trade receivables is calculated using the effective interest method.

3.15. Non-current Assets Held for Sale and Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

The Company classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The Company measures a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

Immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are be measured in accordance with applicable IFRSs and IFRICs.

The Company presents and discloses information that enables users of the financial statements to evaluate the financial effects of discontinued operations and disposals of non-current assets (or disposal groups).

3.16. Loans Given

Loans given are recognized at the amortized cost, using the effective interest method less allowance for impairment or uncollectibility. Loans given are recorded as the non-current assets unless the repayment is expected within 12 months after the balance sheet date.

3.17. Loans and Borrowings Received

Loans and Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortised cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as an adjustment to interest expense over the period of the borrowings.

3.18. Employee Benefits

3.18.1. Unified Social Tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund varies depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

3.18.2. Current Employment Benefits

Wages and salaries paid to employees are recognized as expense in the current period.

3.18.3. Other Pension Plans and Post-Employment Benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides additional benefits for its active and retired employees by using post-employment defined benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

The Company determines the present value of the defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of the defined benefit plans are valued by professionally qualified actuaries or independent appraisers.

Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits vest immediately past service costs are immediately expensed.

Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3.19. Income Taxes

Tax expense (tax income) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities, upon which income taxes are payable (recoverable).

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3.20. Shareholders' Equity

3.20.1. Share Capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

3.20.2. Dividends declared

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared at a Shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.21. Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented within equity, separately from the parent shareholders' equity.

3.22. Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

Revenue from service contracts is accounted for when the services are provided. Revenue from timed calls and data transfer services is measured primarily by the volume of traffic processed in the period.

Revenue arising from separable installation and connection activities is recognised when it is earned, upon activation.

Interest income is recognized on accrual basis.

Dividend income is recognized on the date that the Company's right to receive payment is established.

Net gain/loss on disposal of property, plant and equipment is recognized when all risks and rewards are transferred to the buyer or its agent.

Revenues from lease and other services are recognized in period when such services were rendered.

3.23. Barter Transactions

When goods or services are exchanged for goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

3.24. Earnings per Share

The Company calculates basic earnings per share amounts for profit or loss attributable to equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of participating equity instruments outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (see note 29).

3.25. Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3.26. Contractual Commitments

Contractual commitments comprise legally binding trading or purchase agreements with stated amount, price and date or dates in the future.

The Company discloses significant contractual commitments in the Notes to the financial statements.

The asset or liability under contractual commitments are not recognized in the financial statement until any of the parties performs in accordance with the contract and until any of the party became legally liable to pay or entitled to receive the payment under the terms of the contract.

3.27. Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize a contingent asset. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.28. Segment Information

The Company provides fixed line and mobile telecommunication services. Management believes that the Company operates in one geographical segment on the territory of Siberia.

3.29. Events after the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Events require an entity to adjust the amounts recognized in its financial statements are caused by favourable and unfavourable outcomes of conditions that existed at the balance sheet date and change in management estimates subject to uncertainties which was used for accounting of a number of business activities.

If non-adjusting events after the balance sheet date are material, nondisclosure could influence the economic decisions of users taken on the basis of the financial statements. Accordingly, the Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made the following for each material category of non-adjusting event after the balance sheet date.

4. Significant accounting judgments and estimates

4.1. Judgments

In applying the accounting policies, management has made the following judgments, estimates and assumptions besides the accounting estimates, which most significantly affect the amounts reported in the financial statements:

Revenue recognition (principal / agent)

Agency fees related to provision of services where the Company acts as an agent in the transaction rather than as a principal. In the absence of specific guidance in IFRSs on distinguishing between an agent and a principal, management considered the following factors:

- Although the Company collects the revenue from the final customer, all credit risk is borne by the supplier of services;
- The Company cannot vary the selling prices set by the supplier by more than 1%.

Lease classification
A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership, otherwise it is classified as operational lease. Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement, but not its legal form. Unless the opposite can be reasonably argued, where the lease term exceeds 75% of the asset's useful life, or where the discounted value of minimal lease payments at the commencement of the lease term amounts to at least 90% of the fair value of the leased asset, such lease is classified as a finance lease.

(In thousands of Russian Roubles)

4.2. Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful life of property, plant and equipment
The Company estimates remaining useful lives of its property, plant and equipment at least once a year at the financial year end. If the estimation differs from the previous estimations, the changes are accounted for in accordance with IAS 8 *Accounting Policies, Changes in* Accounting Estimates and Errors. These estimates may have a significant impact on the carrying value of property, plant and equipment and depreciation, charged to the income statement.

Goodwill impairment
The Company determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of cash-generating units to which the goodwill is allocated.

Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. As at 31 December 2006 the carrying value of goodwill equals 129,379 (2005 – 94,682). Refer to note 7 for further details.

Fair value of unquoted investments available-for-sale
Fair value of investments actively traded in regulated financial markets is determined on the basis of market ask prices at the end of trade on the reporting date. Fair value of investments which are not actively traded is determined using valuation techniques, including those based on reference to recent arm's length market transactions between knowledgeable, willing parties, based on reference to the current fair value of another instrument that is substantially the same, or based on discounted cash flow analysis and option pricing models.
These valuation techniques are based on assumptions that are not supported by existing market prices and rates. Management believes that the fair value determined using valuation techniques and recorded in the balance sheet, and the corresponding changes in the fair value recorded in the statement of changes in equity, are reasonable and most accurate as at the balance sheet date.

Allowance for impairment of receivables (bad and doubtful debt reserve)
Management records a provision for bad and doubtful debts to account for estimated losses resulting from the customers' inability to settle the liabilities. To estimate if the provision is sufficient, management evaluates ageing of the debts, the experience of bad debt write-off, customers' creditworthiness and changes in payment terms. If the customers' financial position continues to deteriorate, the actual amount of bad debt write-off may exceed the estimation. As at 31 December 2006 the bad debt provision equalled 571,335 (2005 - 841,632).

Pension liabilities
Pension liabilities are usually provided for by plans which are classified and accounted for as defined benefit pension plans. The discounted value of the pension plan liabilities and the related current service costs are determined on the basis of actuary valuations which use demographic and financial assumptions, including mortality rates for the service period and thereafter, staff turnover rates, discount rates, future salary and pension levels, and to a lesser extent the expected income on the pension plan's assets. If adjustments to the key assumptions are required, it will have a significant impact on the future expenses in respect of pension obligations. Refer to note 23 for further details.

(In thousands of Russian roubles)

5. Segment Information

	2006				
	Fixed line	**Mobile**	**Other**	**Intercompany eliminations**	**Total**
REVENUES					
Sales to third parties	21,379,387	8,262,783	532,477	-	**30,174,647**
Inter-segment sales	613,340	13,055	194,311	(820,706)	-
Total revenues	**21,992,727**	**8,275,838**	**726,788**	**(820,706)**	**30,174,647**
Segment result	187,197	2,926,407	397,934	-	**3,511,538**
Operating profit					**3,511,538**
Share of profit of associates					19,866
Interest expense, net					(1,320,312)
Gain from sale of investments, net					45,930
Foreign exchange gains, net					72,079
Income tax expense					(1,169,642)
Profit for the year					**1,159,459**
Assets and Liabilities					
Segment assets	36,397,628	9,953,246	26,615	-	46,377,489
Investments in associates					32,093
Consolidated total assets					**46,409,582**
Segment liabilities	(24,310,942)	(4,524,566)	(8,644)	-	(28,844,152)
Consolidated total liabilities					**(28,844,152)**
OTHER INFORMATION					
Capital expenditure	6,694,215	4,824,410	8,613	-	11,527,238
Depreciation and amortization	(3,047,432)	(811,170)	-	-	(3,858,602)
Reversal of allowance (allowance for impairment) of receivables	243,452	(69,627)	-	-	173,825
Losses from impairment of property, plant and equipment	-	(281,545)	-	-	(281,545)

(In thousands of Russian roubles)

	2005				
	Fixed line	**Mobile**	**Other**	**Intercompany eliminations**	**Total**
REVENUES					
Sales to third parties	20,422,206	6,495,775	514,158	-	**27,432,139**
Inter-segment sales	370,030	29,277	21,154	(420,461)	-
Total revenues	**20,792,236**	**6,525,052**	**535,312**	**(420,461)**	**27,432,139**
Segment result	(318,746)	3,190,883	311,515	-	**3,183,652**
Operating profit					**3,183,652**
Share of profit of associates					15,439
Interest expense, net					(1,004,763)
Gain on sale of investments					86,052
Other income and expenses, net					(8,691)
Foreign exchange gains and losses, net					(45,121)
Income tax expense					(758,505)
Profit for the year					1,468,063
Assets and Liabilities					
Segment assets	32,625,064	6,932,931	30,571	-	39,588,566
Investments in associates					50,584
Consolidated total assets					**39,639,150**
Segment liabilities	(20,202,148)	(2,714,522)	(10,343)	-	**(22,927,013)**
Consolidated total liabilities					**(22,927,013)**
OTHER INFORMATION					
Capital expenditure	6,239,065	3,034,489	1,305	-	9,274,859
Depreciation and amortization	(2,733,684)	(508,546)	-	-	(3,242,230)
Reversal of allowance (allowance for impairment of receivables)	116,862	(50,628)	-	-	66,234
Impairment of goodwill	-	(79,762)	-	-	(79,762)

(In thousands of Russian roubles)

The Company provides fixed line and mobile telecommunication services. Management believes that the Company operates in one geographical segment.
Unallocated expenses, assets and liabilities are expenses, assets and liabilities that arise at the entity level and relate to the entity as a whole.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude assets that relate to the Company as a whole. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude items pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment. Impairment losses and provisions relate only to those charges made against allocated assets.

6. Property, Plant and Equipment

	Land, buildings and structures	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other assets	Total
Cost					
As of 31 December 2004	**10,819,627**	**14,400,785**	**1,559,238**	**2,891,194**	**29,670,844**
Additions	-	-	8,556,078	-	8,556,078
Additions due to acquisition of subsidiaries	100,876	50,221	29,747	2,181	183,025
Disposals	(207,455)	(426,957)	(48,637)	(74,721)	(757,770)
Transfers	2,268,692	4,000,417	(7,562,540)	1,293,431	-
As of 31 December 2005	**12,981,740**	**18,024,466**	**2,533,886**	**4,112,085**	**37,652,177**
Additions	-	-	10,187,298	-	10,187,298
Additions due to acquisition of subsidiaries	84,584	44,954	2,145	5,466	137,149
Disposals	(203,304)	(683,223)	(115,121)	(165,280)	(1,166,928)
Transfers	2,448,878	5,046,256	(8,987,491)	1,492,357	-
As of 31 December 2006	**15,311,898**	**22,432,453**	**3,620,717**	**5,444,628**	**46,809,696**
Accumulated Depreciation and impairment losses					
As of 31 December 2004	**(1,043,131)**	**(2,270,893)**	-	**(688,221)**	**(4,002,245)**
Charge for the year	(588,618)	(1,689,302)	-	(794,004)	(3,071,924)
Charge due to acquisition of subsidiaries	(3,635)	(7,115)	-	(1,098)	(11,848)
Disposals	159,203	255,753	-	63,819	478,775
As of 31 December 2005	**(1,476,181)**	**(3,711,557)**	-	**(1,419,504)**	**(6,607,242)**
Charge for the year	(719,362)	(1,984,075)	-	(791,926)	(3,495,363)
Charge due to acquisition of subsidiaries	(26,530)	(23,922)	-	(4,418)	(54,870)
Disposals	152,525	414,814	-	138,952	706,291
Impairment losses	-	(79,021)	(194,159)	(8,365)	(281,545)
As of 31 December 2006	**(2,069,548)**	**(5,383,761)**	**(194,159)**	**(2,085,261)**	**(9,732,729)**
Net book value as of 31 December 2004	**9,776,496**	**12,129,892**	**1,559,238**	**2,202,973**	**25,668,599**
Net book value as of 31 December 2005	**11,505,559**	**14,312,909**	**2,533,886**	**2,692,581**	**31,044,935**
Net book value as of 31 December 2006	**13,242,350**	**17,048,692**	**3,426,558**	**3,359,367**	**37,076,967**

(In thousands of Russian roubles)

The net book value of property, plant and equipment held under finance leases as of 31 December 2006 and 2005 amounted to:

	2006	2005
Land, buildings and structures	42,039	45,438
Switches and transmission devices	1,425,122	1,520,473
Construction in progress and equipment for installation	12,189	10,454
Vehicles and other	72,827	137,411
Total net book value of property, plant and equipment held under finance leases	**1,552,177**	**1,713,776**

Leased assets are pledged as security for the related finance lease obligations (see note 20).

During 2006, the Company capitalised interest totalling 226,108 (2005 - 293,406) in the value of construction in progress. The capitalisation rate in 2006 was 10 % (2005 - 11 %).

Bank borrowings and vendor loans are secured by property, plant and equipment with a carrying value of approximately 7,193,951 (2005 - 4,602,000) as of 31 December 2006 (see note 19).

The net book value of property, plant and equipment, which were subject to joint ownership as of 31 December 2006 is 242,818 (2005 - 115,263).

In 2006 the Company recognized an impairment loss in respect of a number of items of property, plant and equipment used for provision of mobile telecommunication services by the subsidiary OJSC STeK GSM, amounting to 281,545. The impairment loss was caused by operational losses which are expected to continue in the foreseeable future. The recoverable amount was calculated based on the value in use, which was determined using projected cash flows of the subsidiary discounted at the rate of 13.7%.

Management estimates that the carrying value of all of the Company's property, plant and equipment as of the date of transition to IFRS was broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in the near future.

(In thousands of Russian roubles)

7. Intangible Assets and Goodwill

	Goodwill	Licences	Software	Other	Total
Cost					
As of 31 December 2004	**14,931**	**44,151**	**1,776,239**	**42,252**	**1,877,573**
Additions	-	5,034	691,139	22,608	718,781
Additions due to acquisition of subsidiaries	79,746	33,171	8,107	27,025	148,049
Disposals	-	(10,116)	(51,178)	-	(61,294)
As of 31 December 2005	**94,677**	**72,240**	**2,424,307**	**91,885**	**2,683,109**
Additions	34,702	2,268	1,270,805	32,165	1,339,940
Disposals	-	(513)	(20,920)	(100)	(21,533)
As of 31 December 2006	**129,379**	**73,995**	**3,674,192**	**123,950**	**4,001,516**
Impairment					
As of 31 December 2004	-	-	-	-	-
Charge for the year	(79,762)	-	-	-	**(79,762)**
Disposals	-	-	-	-	-
As of 31 December 2005	**(79,762)**	-	-	-	**(79,762)**
Charge for the year					
Disposals	-	-	-	-	-
As of 31 December 2006	**(79,762)**	-	-	-	**(79,762)**
Accumulated amortization					
As of 31 December 2004		**(6,055)**	**(112,778)**	**(12,822)**	**(131,655)**
Charge for the year		(14,133)	(125,641)	(6,373)	(146,147)
Accumulated amortization on intangible assets of acquired subsidiaries	-	(3,640)	(881)	(7,790)	(12,311)
Disposals	-	10,116	-	-	10,116
As of 31 December 2005	-	**(13,712)**	**(239,300)**	**(26,985)**	**(279,997)**
Charge for the year	-	(11,429)	(326,219)	(25,591)	**(363,239)**
Disposals	-	177	8,205	100	**8,482**
As of 31 December 2006		(24,964)	(557,314)	(52,476)	**(634,754)**
Net book value as of 31 December 2004	**14,931**	**38,096**	**1,663,461**	**29,430**	**1,745,918**
Net book value as of 31 December 2005	**14,915**	**58,528**	**2,185,007**	**64,900**	**2,323,350**
Net book value as of 31 December 2006	**49,617**	**49,031**	**3,116,878**	**71,474**	**3,287,000**

(In thousands of Russian roubles)

Oracle E-Business Suite (OEBS)

As of 31 December 2006 software includes OEBS software with a net book value of 933,062 (2005 - 940,479), including capitalised interest of 175,466 (2005 - 175,466). Capitalisation of interest in 2006 was discontinued due to a start of commercial use of part of OEBS related to accounting for non-current assets (release #1).
In accordance with the supply contract, the Company acquired non-exclusive licences for 12,400 users of E-business Suite 2004 Professional among other license applications. The remaining useful life equals 9 years.

During 2006 the Company commenced the use of OEBS module related to accounting for non-current assets, Release #1, in all of its branches.

Full implementation of the Oracle E-Business Suite software is expected to be completed by 2008.

The Company commenced amortisation of OEBS software starting 30 November 2005 proportionally to the quantity of activated licences

Amdocs Billing Suite

As of 31 December 2006 software also includes Amdocs Billing Suite software with a net book value of 889,080 (2005 - 661,900), including a capitalised discount from promissory notes of 28,613 (2005 - 28,613). The capitalisation of the discount ceased in 2006 as the promissory notes were repaid. During 2006, interest on loans and borrowings of 11,244 (2005 - 4,897) also was included in the cost of this intangible asset. The capitalisation rate amounted to 10% (2005 - 11.48 %). This software was purchased for the purpose of the implementation of unified automated billing system. The project of implementation of the unified automated billing system is expected to last 4-5 years.

The Company's Board of Directors approved the purchase of the Amdocs Billing Suite software on 20 November 2004.

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, in exchange for 18 zero coupon promissory notes for the total amount of 644,192. As at 31 December 2006, the promissory notes have been repaid.

The Company will commence amortizing this asset from the date of software implementation. Up to this moment the Company intends to perform the annual impairment test of the asset.

Licences

As of 31 December 2006 licences mainly included GSM 900 licences with a net book value of 23,183 (2005 - 27,742). The Company estimates the remaining useful life of licences at 5 years.

(In thousands of Russian roubles)

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to the following cash-generating units for impairment testing:

- Sayansky branch of CJSC Yeniseytelecom
- OJSC Mobiltelecom
- CJSC ChitaNET
- CJSC ATS-41
- CJSC ATS-32

The recoverable amounts of Sayansky branch of CJSC Yeniseytelecom, OJSC Mobiltelecom, CJSC Chita NET and other cash-generating units have been determined based on a value in use calculated using cash flow projections derived from five-year financial budgets approved by senior management. Cash flows for the periods beyond the five-year period have been extrapolated using a growth rate equal to the long-term average growth rate for the above mentioned cash-generating units.

The following describes key assumptions applied by management for cash flow projections used to perform impairment testing of goodwill:

- Budgeted gross margins - the basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements;
- Weighted average cost of capital - the basis used to determine a discount factor.

Carrying amount of goodwill before impairment has been allocated to each of the cash-generating units as follows:

	Carrying amount of goodwill	
Subsidiary	**2006**	**2005**
OJSC Altaysvyaz	79,746	79,746
CJSC ATS-41	21,663	-
CJSC ATS-32	13,039	-
CJSC ChitaNET	9,404	9,404
CJSC Yeniseytelecom	5,511	5,511
OJSC Mobiltelecom	16	16
Total	**129,379**	**94,677**

As a result of testing of goodwill allocated to CJSC ATS-41, CJSC ATS-32, CJSC ChitaNET and CJSC Yeniseytelecom, no impairment has been identified as at 31 December 2006. As at 31 December 2005, an impairment loss of 79,762 was identified in respect of goodwill allocated to OJSC Altaysvyaz and OJSC Mobiltelecom.

(In thousands of Russian roubles)

Impairment test of intangible assets not yet available for use

The Company performed impairment testing of intangible assets not yet available for use. These assets comprise the cost of Amdocs Billing Suite totalling 889,080 at 31 December 2006 (2005 - 661,900). As a result of testing, no impairment was identified as of 31 December 2006 and 2005.

8. Consolidated Subsidiaries and acquisitions

These consolidated financial statements include the assets, liabilities and financial results of OJSC Sibirtelecom, as well as its subsidiaries whose main activity is provision of cellular and other telecommunication services. The subsidiaries are listed below:

Subsidiary	Main Activity	Ownership,%		Voting Shares	
		2006	2005	2006	2005
CJSC Yeniseytelecom	Cellular services (GSM-900 and 1800)	100.00	100.00	100.00	100.00
CJSC Baikalwestcom	Cellular services (GSM-900 and 1800)	100.00	100.00	100.00	100.00
CJSC ChitaNET	Data transmission and telematics services	100.00	100.00	100.00	100.00
CJSC Altaiskaya telecommunicatsionnaya companiya	Local telephone network services	100.00	100.00	100.00	100.00
CJSC STeK GSM	Cellular services (GSM-900 and 1800)	100.00	100.00	100.00	100.00
OJSC Rinet	Internet services	100.00	51.00	100.00	51.00
CJSC ATS-32	Local calls, internet	100.00	40.42	100.00	40.42
CJSC ATS-41	Local calls, internet	100.00	49.00	100.00	49.00
CJSC Region Set	Cellular services (CDMA)	66.00	66.00	66.00	66.00
CJSC Altayskaya investitsionnaya companiya	Trading activities	62.50	62.50	62.50	62.50
OJSC Mobiltelecom	Cellular services, internet	90.09	64.99	90.09	64.99
OJSC Altaysvyaz[1]	Cellular services	99.72	59.70	99.72	59.70

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

On the 27 June 2006, the Company acquired an additional 53.52% of ordinary voting shares of CJSC ATS-32 for 48,934 and obtained control over it. Management considers that at the date of acquisition the carrying value of assets, liabilities and contingent liabilities of CJSC ATS-32 was equal to their fair value. The difference between the fair value of the acquired share of net assets and the consideration paid amounted to 13,039 and was recognised as goodwill.

[1] Indirect ownership via CJSC Yeniseytelecom

(In thousands of Russian roubles)

Management of the Company has allocated the acquisition price of the 53.52% stake in CJSC ATS-32 as follows:

Cost of acquisition	
Cash paid	48,727
Expenses directly related to acquisition	207
Total acquisition cost	48,934
Fair value of identifiable assets and liabilities:	
Property, plant and equipment	59,978
Intangible assets	-
Accounts receivable	1,918
Cash and cash equivalents	3,839
Other current assets	4,657
Current liabilities	(3,321)
Long-term liabilities	(3)
Total net assets	**67,068**
Company's share in acquired net assets	53.52 %
Fair value of the acquired share in identifiable net assets	35,895
Goodwill arising on acquisition	**13,039**

Cumulatively during the year 2006 the Company acquired an additional 59.58 % of shares of CJSC ATS-32 for 53,074 and became its 100% owner.

In December 2006 the Company acquired an additional 50.09 % of ordinary voting shares of CJSC ATS-41 for 33,225 and obtained control over it. Management considers that at the date of acquisition the carrying value of the assets, liabilities and contingent liabilities of CJSC ATS-41 was equal to their fair value. The difference between the fair value of the acquired share of net assets and the consideration paid amounted to 21,663 and was recognised as goodwill.

Management of the Company has allocated the acquisition price of the 50.09 % stake in CJSC ATS-41 as follows:

Cost of acquisition	
Cash paid	33,024
Expenses directly related to acquisition	201
Total acquisition cost	33,225
Fair value of identifiable assets and liabilities:	
Property, plant and equipment, net	20,182
Intangible assets, net	-
Accounts receivable, net	3,753
Cash and cash equivalents	96
Other current assets	5,137
Current liabilities	(5,841)
Long-term liabilities	(245)
Total net assets	**23,082**
Company's share in acquired net assets	50.09 %
Fair value of the acquired share in identifiable net assets	11,562
Goodwill arising on acquisition	**21,663**

Cumulatively during the year 2006 the Company acquired an additional 51 % of shares of CJSC ATS-41 for

(In thousands of Russian roubles)

33,535 and became its 100% owner.

The net profit of the companies acquired in 2006, which has been included in these consolidated statements from the dates when control was obtained by the Company, amounted 1,331. Had these acquisitions occurred on 1 January 2006, the Company's results for 2006 would have been as follows:

Revenues	96,158
Profit for the year	6,163

Acquisition of minority interests

On the 18 October 2006, the Company acquired a minority share of OJSC AK Mobiltelecom totalling 25.1 % of the ordinary voting shares for 8,259 (the total number of shares owned by the Company as at 31 December 2006 amounted to 90.09%). The difference between the cost of the additional share acquired and the carrying value of the minority share in net assets amounted to 3,449 and was recorded as a transaction through retained earnings.

In December 2006 the Company acquired 40.02 % of shares of OJSC Altaysvyaz and became the owner of 99.72 % of the ordinary voting shares of OJSC Altaysvyaz. The cost of the acquisition in 2006 amounted to 35,185. The difference between the cost of the additional share acquired and the carrying value of the minority share in net assets amounted to 21,291 and was recorded as a transaction through retained earnings.

On the 3 April 2006, the Company acquired a minority share of OJSC "Region Net" totalling 49 % of the ordinary voting shares for 10,103 (the total number of shares owned by the Company as at 31 December 2006 amounted to 100 %). The difference between the cost of the additional share acquired and the carrying value of the minority share in net assets amounted to 5,110 and was recorded as a transaction through retained earnings. Gains and losses from disposal of subsidiaries are further disclosed in note 27.

9. Investments in associates

Investments in associates as of 31 December 2006 and 2005 comprised the following:

		2006		2005	
Associate	**Activity**	**Voting shares, %**	**Carrying value**	**Voting shares, %**	**Carrying value**
CJSC ATC-32	Local telephone network services, internet services	-	-	40.42	14,081
CJSC ATC-41	Local telephone network services, internet services	-	-	49.00	10,304
CJSC Novocom	Local telephone network services, internet services	50.00	15,397	50.00	10,589
LLC Giprosvyaz-Sibir	Engineering, development of project documentation	24.00	4,024	24.00	4,058
CJSC TeleRoss Novosibirsk	Local telephone network services, internet services	50.00	1,847	50.00	1,850
OJSC Loktelecom	Local telephone network services	36.56	10,845	36.56	9,723
Other			2,848		2,855
Impairment provision			(2,868)		(2,876)
Total			**32,093**		**50,584**

(In thousands of Russian roubles)

All of the above companies are Russian legal entities registered in accordance with the Russian legislation and have the same financial year as the Company.

The Company has investments in the following associates whose net assets were negative as of 31 December 2006 and 2005:

Associate	Activity	Voting share, %	Net assets as of 31 December 2006	Net assets as of 31 December 2005
OJSC Irkutskaya Raschetnaya Palata	internet services	34.00	(276)	(564)
CJSC Tsyfrovaya set i telecommunicatsionnye sistemy Novosibirskoi oblasti (ZS&TKC N)	network services	30.00	(102,489)	(103,878)
LLC Svyazinvest-Media-Sibir	publishing activities	25.01	(574)	(111)
CJSC Zholtye stranisi - Tomsktelecom	publishing activities	33.33	-	(672)

The carrying value of investments in associates shown in these consolidated financial statements equals to the Company's share in net assets of the associated companies, except for investments in OJSC Irkutskaya Raschetnaya Palata, and CJSC ZS&TKC N, LLC Svyazinvest-Media-Sibir and CJSC Zholtye stranisi - Tomsktelecom. The carrying amount of investments in the latter associates was reduced to nil as these associates have accumulated losses exceeding the cost of the respective investments.

Movement in investments in associates for the years ended 31 December 2006 and 2005 is presented below:

	2006	2005
Investments in associates as of 1 January, net	**50,584**	**35,735**
Acquisition of associates	310	-
Share of income net of income tax and net of dividends received	19,827	14,849
Reclassification of investments	(38,628)	-
Investments in associates as of 31 December, net	**32,093**	**50,584**

(In thousands of Russian roubles)

The following table illustrates summarised financial information of the most significant associates:

Associate	Voting shares	Assets	Liabilities	Revenues	Net (profit)/loss
2006					
CJSC Novocom	50.00%	35,632	4,838	(60,700)	(10,652)
LLC Giprosvyaz-Sibir	24.00%	32,618	15,851	(83,611)	47
CJSC TeleRoss Novosibirsk	50.00%	8,661	4,967	(1,870)	5
OJSC Irkutskaya Raschetnaya Palata	34.00%	2,427	2,703	(55)	288
CJSC ZS&TKC N	30.00%	38,477	140,966	(13,814)	(1,344)
LLC Svyazinvest-Media-Sibir	25.01%	15,620	16,194	(630)	49
OJSC Locktelecom	36.56%	49,252	19,643	(43,228)	(4,337)
2005					
CJSC ATC-32	40.42%	37,564	2,728	(37,648)	(3,040)
CJSC ATC-41	49.00%	27,783	6,753	(40,482)	(3,696)
CJSC Novocom	50.00%	22,991	1,814	(48,851)	(6,900)
LLC Giprosvyaz-Sibir	24.00%	31,354	14,446	(72,699)	(9,403)
CJSC TeleRoss Novosibirsk	50.00%	8,959	5,260	(4,004)	2,078
OJSC Irkutskaya Raschetnaya Palata	34.00%	2,685	3,249	(133)	(70)
CJSC ZS&TKC N	30.00%	62,410	166,288	(26,430)	10,818
LLC Svyazinvest-Media-Sibir	25.01%	3,548	3,659	(12,980)	(1,381)
OJSC Locktelecom	36.56%	44,453	17,913	(23,553)	(2,752)
CJSC Zholtye stranisi - Tomsktelecom	33.33%	952	1,624	(1,858)	193

As of 31 December 2006 the Company did not account for its share in the net assets of CJSC ZS&TKC N due to the liquidation of the company.

10. Long-term and short-term investments

As of 31 December 2006 and 2005 the Company's investments comprised the following:

	2006	2005
Long-term investments held-to-maturity	245	491
Long-term investments available-for-sale	17,473	76,108
Total long-term investments	**17,718**	**76,599**
Short-term investments held-to-maturity	4,347	57,080
Short-term investments available-for-sale	114,599	91,117
Total short-term investments	**118,946**	**148,197**
Total long-term and short-term investments	**136,664**	**224,796**

As of 31 December 2006 short-term investments held-to-maturity included bank deposits with a maturity from 3 months to 1 year in amount of 1,000 (2005 - 54,000).

(In thousands of Russian roubles)

As of 31 December 2006 and 2005 investments available-for-sale comprised the following:

Company	2006 Ownership interest	2006 Carrying value	2005 Ownership interest	2005 Carrying value
Long-term investments				
OJSC NTK Zvezda	1.665%	47,411		
CJSC NPK Svyazintek	11.00%	12,591	11.00%	12,591
OJSC ACB Svyazbank	0.01%	10,239	0.01%	10,239
OJSC Sberbank of Russia		-	0.01%	47,176
OJSC Sibacadembank		-	0.84%	13,979
CJSC RusleasingSvyaz		-	7.30%	11,613
OJSC AltayBusinessBank		-	5.70%	3,830
Other		5,549		11,590
Impairment provision		(58,317)		(34,910)
Total long-term investments		**17,473**		**76,108**
Short-term investments				
CJSC Sibirskaya Sotovaya Svyaz		-	10.00%	91,117
OJSC Sberbank of Russia	0.01%	114,615		-
KIT		139		-
Impairment provision		(155)		-
Total short-term investments		**114,599**		**91,117**
Total investments available-for-sale		**132,072**		**167,225**

Management believes that the carrying amount of these investments approximates their fair values.

11. Long-term accounts receivable and other assets

As of 31 December 2006 and 2005 long-term accounts receivable and other assets comprised the following:

	2006	2005
Long-term accounts receivable	21,677	32,529
Long-term loans given to employees	35,612	53,276
Long-term VAT receivable	16,934	84,471
Total	**74,223**	**170,276**

As of 31 December 2006 long-term loans given to employees are accounted at amortized cost using the effective interest rate of 18 % (2005 - 21 %).

(In thousands of Russian roubles)

12. Long-term advances given

As of 31 December 2006 and 2005 long-term advances given to suppliers of equipment comprised the following:

	2006	2005
Advances given for capital construction	645,076	443,278
Acquisition and implementation of Oracle E-Business Suite software (note 7)	127,777	111,310
Implementation of Amdocs Billing Suite software (note 7)	-	119,797
Implementation of other software	161,911	-
Allowance for impairment of advances	(4,239)	(3,847)
Total	**930,525**	**670,538**

13. Inventories

Inventories as of 31 December 2006 and 2005 comprised the following:

	2006	2005
Cable, materials and spare parts for telecommunications equipment	198,877	172,541
Construction materials, fuels and instruments	49,237	87,580
Finished goods and goods for resale	45,742	37,341
Other inventories	264,568	241,205
Total	**558,424**	**538,667**

14. Accounts receivable

Accounts receivable as of 31 December 2006 and 2005 comprised the following:

	2006	2005
Trade receivables - telecommunication services	2,471,877	2,464,226
Other accounts receivable	221,680	238,597
Allowance for impairment of receivables	(513,580)	(819,525)
Total	**2,179,977**	**1,883,298**

Accounts receivable for telecommunication services detailed by major customer groups were as follows:

	2006	2005
Residential customers	1,132,391	1,205,324
Corporate customers and interconnected operators	1,023,208	586,116
Governmental customers	129,725	154,002
Tariff compensation from the state budget	186,553	518,784
Total	**2,471,877**	**2,464,226**

The Company invoices its governmental and corporate customers on a monthly basis. The Company sends monthly payment requests to its residential customers and substantially relies upon these customers' timely payments based on the payment requests. All customer payments are based upon tariffs, denominated in

(In thousands of Russian roubles)

roubles, in effect at the time the calls are made. In certain cases the Company received penalty fees for delayed payments and enforced payments through court decisions.

As of 31 December 2006 the debt for tariff compensation from the state social security bodies related to granting privileges to certain categories of subscribers amounted to 7.55% of total accounts receivable from customers (2005 - 21.05%).
In December 2006 the Company estimated the probability of receipt of compensation from the state budget in respect of privileges granted to certain categories of subscribers, and taking into account a potential debt collection through court decisions, has recognized impairment in amount of 186,551, which represents 99.9 % of the total debt from the state social security bodies as at 31 December 2006.

The following table summarises the changes in the allowance for impairment of account receivable, other current assets and long-term advances given:

	2006	2005
Balance as of 1 January	841,632	1,017,417
Impairment/(reversal of impairment) for the year	(173,825)	(66,234)
Trade receivables write-off	(96,472)	(109,551)
Balance as of 31 December	**571,335**	**841,632**

The reversal of the receivables impairment during the year 2006 equalled 173,825 (2005 - 66,234) and was recorded as "Reversal of allowance for impairment of receivables" in the consolidated income statement.

15. Other current assets

As at 31 December 2006 and 2005 other current assets comprised the following:

	2006	2005
VAT receivable	715,342	1,546,885
Deferred expenses	154,030	155,086
Prepayments and advance payments	389,202	310,704
Other prepaid taxes	26,289	16,424
Settlements with personnel	29,660	35,208
Other receivables and current assets	145,766	118,826
Allowance for impairment of other current assets	(53,516)	(18,260)
Total	**1,406,773**	**2,164,873**

16. Cash and cash equivalents

As at 31 December 2006 and 2005 cash and cash equivalents comprised the following:

	2006	2005
Cash in had and in bank	485,830	507,117
Other cash equivalents	28	26,014
Total	**485,858**	**533,131**

The Company uses an identical policy to define the composition and valuation of cash and cash equivalents for the balance sheet and for the cash flow statement.

(In thousands of Russian roubles)

17. Significant non-cash transactions

In the year 2006 the Company received telecommunication equipment in the amount of 215,975 (2005-3,516) under leasing agreements.

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

18. Share Capital

The number of outstanding shares is as follows:

	Number of shares outstanding (thousands)	Par value	Carrying value
As of 31 December 2004			
Ordinary	12,011,402	1,801,710	2,671,760
Preference	3,908,420	586,263	869,371
As of 31 December 2005	**15,919,822**	**2,387,973**	**3,541,131**
Ordinary	12,011,402	1,801,710	2,671,760
Preference	3,908,420	586,263	869,371
As of 31 December 2006	**15,919,822**	**2,387,973**	**3,541,131**

All shares have a par value of 0.15 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated until 1 January 2003.

The ordinary shareholders are entitled to one vote per share.

Preference shares of "A" class give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to the reorganization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income for the year. If the Company fails to pay the above mentioned dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting. Owners of the preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting in which a decision not to pay (or to pay partially) dividends on preferred shares has been taken. Annual amount of dividends on preference shares may not be less than dividends on ordinary shares. The preference shareholders participate in earnings along with ordinary shareholders. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to note 29).

In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares.

Distributable earnings of the parent company are limited to its retained earnings, as mandated by statutory accounting rules. Statutory retained earnings of the Company as of 31 December 2006 and 2005 amounted to 7,790,410 and 6,701,484 respectively.

(In thousands of Russian roubles)

In accordance with the Russian legislation dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 1,254,318 and 706,553 in its statutory financial statements in 2006 and 2005, respectively.

Dividends were declared in 2006 in respect of 2005 to holders of ordinary shares and preference shares of Rouble 0.013773 per ordinary share (2005: Rouble 0.012872 per ordinary share) and Rouble 0.017792 per preference share (2005: Rouble 0.016106 per preference share). Refer to note 30.

In September 2001, the Company executed a depositary agreement with JP Morgan Chase Bank regarding a placement of American Depositary Receipts (ADRs), Level 1. In accordance with the depositary agreement, each ADR represents 800 ordinary shares of the Company. As at 31 December 2006 1,799,767 ADRs were issued against 1,439,813,600 deposited shares which comprised 11.99 % of all ordinary shares issued.

The following table represents ADR registration for 2004-2006:

Date	ADR (quantity)	Ordinary Shares Equivalent (quantity)	Ordinary Shares %	Charter Capital %
31 December 2004	**1,564,069**	**1,251,255,200**	**10.42%**	**7.86%**
Additions 2005	583,147	466,517,600		
31 December 2005	**2,147,216**	**1,717,772,800**	**14.30%**	**10.79%**
Additions 2006	(347,449)	(277,959,200)		
31 December 2006	**1,799,767**	**1,439,813,600**	**11.99%**	**9.04%**

Currently the ADR's are traded on the following stock markets:

Stock market	CUSIP(WKN)	ADR ticker	ISIN
Over-the-counter (OTC) market (USA)	825,735,103	SBTLY	
Frankfurt Stock Exchange (FSE)	260,452	SBTLy.F	US8257351036
Berlin Stock Exchange (BerSE)	260,452	SBTLy.BE	US8257351036

The Company's shareholding structure as of 31 December 2006 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	%	Number (thousands)	%	Total
OJSC Svyazinvest	6,086,602	51	-	-	6,086,602
Other legal entities	3,918,668	32	3,145,844	80	7,064,512
ADR holders	1,439,814	12	-	-	1,439,814
Individuals	566,318	5	762,576	20	1,328,894
Total	**12,011,402**	**100**	**3,908,420**	**100**	**15,919,822**

(In thousands of Russian roubles)

19. Loans and borrowings

As of 31 December 2006 and 2005 borrowings comprised the following:

	Interest rate	2006	2005
Short-term borrowings			
Bank loans			
Bank loans (Roubles)	6.75-12.5 %	611,840	146,700
Bank loans (US Dollars)	Libor+3.75 %	276,365	292,979
Bank loans (Euro)	Libor+5 %	2,180	551
Total bank loans		**890,385**	**440,230**
Vendor financing			
Vendor financing (US Dollars)		127	-
Total vendor financing		**127**	
Promissory notes			
Promissory notes (Roubles)	12 %	-	296,481
Promissory notes (US Dollars)		-	1,117
Total promissory notes		-	**297,598**
Other borrowings (Roubles)		-	**727**
Total short-term borrowings		**890,512**	**738,555**
Long-term borrowings			
Bank loans			
Bank loans (Roubles)	6.26-13 %	4,832,453	2,534,499
Bank loans (USD)	Libor+3.75 %	1,615,326	870,752
Bank loans (Euro)	Libor+5 %	76,236	330,465
Total bank loans		**6,524,015**	**3,735,716**
Bonds (Roubles)	7.85-12.5 %	**9,387,878**	**8,974,037**
Vendor financing			
Vendor financing (US Dollars)		40,585	61,820
Total vendor financing		**40,585**	**61,820**
Promissory notes			
Promissory notes (Roubles)		7,659	7,665
Promissory notes (US Dollars)	5.98%	-	233,584
Total promissory notes		**7,659**	**241,249**
Other borrowings (Roubles)		-	**5,373**
Less: Current portion of long-term borrowings		**(4,595,703)**	**(3,727,359)**
Total long-term borrowings		**11,364,434**	**9,290,836**

As of 31 December 2006 short-term and long-term borrowings included interest payable in the total amount of 312,092 (2005 - 493,736).

As of 31 December 2006 borrowings are secured by property, plant and equipment with the carrying value of approximately 7,193,951 (2005 - 4,602,000).

(In thousands of Russian roubles)

As of 31 December 2006 borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Total
2007	2,984,828	2,463,363	38,024	-	**5,486,215**
2008	1,961,852	2,963,587	2,688	24	**4,928,151**
2009	1,738,377	1,985,425	-	-	**3,723,802**
2010	207,332	1,975,503	-	-	**2,182,835**
2011 and after	522,011	-	-	7,635	**529,646**
Total	**7,414,400**	**9,387,878**	**40,712**	**7,659**	**16,850,649**

The Company's borrowings are denominated in the following currencies:

Currency	2006	2005
Russian Roubles	14,839,830	11,965,482
Euro	78,416	331,016
US dollars	1,932,403	1,460,252
Total	**16,850,649**	**13,756,750**

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-Term Borrowings

Bank Loans

Most of short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Below is a summary of individually significant short-term loans and borrowings.

Ost-West Handelsbank

Short-term borrowing of the Company's subsidiary CJSC Baikalwestcom from Ost-West Handelsbank represents a US dollar denominated loan received in May 2005. The agreement terminates in December 2007.The loan accrues interest at floating rate LIBOR + 2.2 %. The principle amount outstanding as of 31 December 2006 was 266,522. The loan is not secured.

OJSC Sberbank of Russia

Short-term borrowing from OJSC Sberbank of Russia mostly consist of the loan in amount of 300,000 received in October 2006. The loan accrues interest at rate of 6.75 %. The principle amount outstanding as of 31 December 2005 was 250,147 including interest payable. The loan is not secured.

(In thousands of Russian roubles)

Long-Term Borrowings

Below is a summary of individually significant long-term loans and borrowings.

Bank Loans

OJSC Gazprombank

Long-term borrowings from OJSC Gazprombank mostly represent a credit line. The agreement terminates in May 2007. In August 2006 the interest rate was decreased to 9.8 % per annum. As of 31 December 2006, the outstanding amount was 345,756 including interest payable. The loan is collateralized with fixed assets valued at 567,807.

OJSC Sberbank of Russia

Long-term borrowings from OJSC Sberbank of Russia mostly represent a rouble denominated loan received in March 2005 to the amount of 800,000. The loan matures in 2009. In January 2006 the interest rate was decreased to 11.2% per annum. As of 31 December 2006 the outstanding amount was 802,169. The loan is collateralized with fixed assets valued at 833,838.

CommerzBank (Eurasia)

Long-term borrowing from CommerzBank represents a credit line in the amount of 300,000 received in November 2004. The agreement terminates in November 2007. In November 2006 the interest rate was decreased from 8.5% to 8.25%. The principle amount outstanding as of 31 December 2006 was 301,085. The loan is not secured.

Long-term borrowing from CommerzBank represents a credit line in the amount of 300,000 received in December 2004. The agreement terminates in June 2006. In June 2006 the interest rate was decreased from 9% to 8.75%. The principle amount outstanding as of 31 December 2006 was 301,150. The loan is not secured.

OJSC Bank of Moscow

Long-term borrowing from OJSC Bank of Moscow represents a credit line in the amount of 500,000 received in April 2006. The agreement terminates in March 2008. Interest is accrued on the loan at a rate of 11% per annum. In July 2006 the interest rate was decreased from 11% to 10.5%. The principle amount outstanding as of 31 December 2006 was 500,000. The loan is secured by the right of direct debiting of cash in bank.

CJSC BSGV

Long-term borrowing from CJSC BSGV represents amortization credit in amount of 600,000. The credit is received in several tranches in the period from August till October 2006. The agreement terminates in July 2009. The interest is accrued at three-months' market interest rate of Russian Rouble plus 3% and is payable on a monthly basis. The principle amount outstanding as of 31 December 2006 was 600,000. The loan is collateralized with fixed assets valued at 784,671.

CJSC Raiffeisenbank Austria

Long-term borrowing from Raiffeisenbank Austria represents a credit line in the amount of 100,000 received in January 2006. The agreement terminates in July 2007. Interest on this credit line is accrued at MOSPRIME plus 3 % which totalled to 9.01 % as at year end. The principle amount outstanding as of 31 December 2006

(In thousands of Russian roubles)

was 100,469, including interest payable. The loan is collateralized with fixed assets valued at 135,120.

Long-term borrowing from Raiffeisenbank Austria represents a credit line in the amount of 200,000 received in April 2006. The agreement terminates in October 2007. Interest on this credit line is accrued at MOSPRIME plus 3 % which totalled to 9.01 % as at year end. The principle amount outstanding as of 31 December 2006 was 200 938, including interest payable. The loan is collateralized with fixed assets valued at 272,497.

Long-term borrowing from Raiffeisenbank Austria represents a credit line in the amount of 500,000 received in October 2006. The agreement terminates in October 2009. Interest on this credit line is accrued at MOSPRIME plus 3 % which totalled to 9.01 % as at year end. The principle amount outstanding as of 31 December 2006 was 502,468, including interest payable. The loan is secured by the right of direct debiting of cash in bank.

Management estimates that pledge value of the pledged assets approximately equals to their carrying value.

Bonds

In July 2004 the Company registered the issue of 2,000,000 interest-bearing bonds, series 04, with par value of 1,000 Roubles each. The bonds have 6 semi-annual coupons. Coupon interest rate is set at 12.5 % per annum. The bonds mature in 1,092 days from the date of issue, in July 2007.

In April 2005 the Company registered the issue of 3,000,000 interest-bearing bonds, series 05, with par value of 1,000 Roubles each. The bonds have 6 semi-annual coupons. Coupon effective interest rate is set at 9.2 % per annum. The bonds mature in 1,092 days from the date of issue, in April 2008.

In September 2005 the Company registered the issue of 2,000,000 interest-bearing bonds, series 06 with par value of 1,000 Roubles each. The bonds have 10 semi-annual coupons. The effective interest rate set at 7.85 % per annum. The bonds mature in 5 years from the date of issue in September 2010. These bonds did not provide put options.

In May 2006 the Company registered the issue of 2,000,000 interest-bearing bonds, series 07 with par value of 1,000 Roubles each. The bonds have 6 semi-annual coupons. The effective interest rate set at 8.65 % per annum. The bonds mature in 3 years from the date of issue, in May 2009. These bonds did not provide put options.

In April 2005 the Company registered the issue of 300,000 interest-bearing bonds issued by its subsidiary OJSC Baikalwestcom, par value of 1,000 Roubles each. Bonds have 6 semi-annual coupons. Coupon effective interest rate was set at 11.43 % per annum. The bonds mature in 1,092 days from the date of issue in April 2008. These bonds provided put options, which were exercised in 2005 to the total amount of 100,000.

(In thousands of Russian roubles)

20. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of 31 December 2006 and 2005 are as follows:

	2006		2005	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	538,589	382,070	522,875	311,788
1 to 5 years	458,931	381,174	749,336	570,463
Over 5 years	-	-	50	44
Total minimum lease payments	**997,520**	-	**1,272,261**	-
Less amounts representing finance charges	(234,276)	-	(389,966)	-
Present value of minimum lease payments	**763,244**	**763,244**	**882,295**	**882,295**

In 2006 and 2005 the Company's primary lessors were OJSC RTC-Leasing and LLC Promsvyazleasing. In 2006 the effective interest rate on lease liabilities ranged from 23 % to 28 % per annum (2005 - 22 % to 33 % per annum).

OJSC RTC-Leasing purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC RTC-Leasing as of 31 December 2006 amounted to 683,374 (2005 - 841,164).

OJSC RTC-Leasing is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of 31 December 2005 finance lease obligations denominated in US dollars amounted to 27,692 (2005 - 27,788 respectively).

Guarantees issued in favour of OJSC RTC-Leasing are described in note 31.

21. Accounts Payable, Accrued Expenses and Advances Received

As of 31 December 2006 and 2005 accounts payable and other current liabilities comprised the following:

	2006	**2005**
Salaries and wages	1,954,358	1,217,490
Trade accounts payable for capital investments	1,806,273	1,024,991
Trade accounts payable - other	1,215,553	543,891
Advances received from subscribers	914,205	693,031
Other accounts payable	134,932	104,000
Total	**6,025,321**	**3,583,403**

Accounts payable for capital investments amounting to 161,650 are denominated in foreign currency, US dollars and EUR, as of 31 December 2006 (2005 - 35,880). Other accounts payable include outstanding settlements with suppliers and contractors in relation to services for operating activities, to agents and other.

(In thousands of Russian roubles)

22. Taxes Payable

As of 31 December 2006 and 2005, taxes payable comprised the following:

	2006	2005
Value-added tax	59,617	660,779
Property tax	130,878	113,475
Unified social tax	106,302	80,634
Other taxes	51,512	41,318
Total	348,309	896,206

Included in value added tax payable is the amount of 55,773 (2005 - 399,338), which represents deferred value added tax, which is only payable to the tax authorities when the underlying receivables are recovered or written off.

23. Pensions and Other Post-Employment Benefit Plans

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which cover most of its employees.

The defined benefit pension plan provides an old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from the statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on a number of parameters, including the relative pay of participants and their length of service in the Company at retirement. The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages.

The non-government pension funds Telecom-Soyuz, which is related to the Company (Note 33), maintains the defined benefit pension plan. The Company makes contributions to the pension funds in the amount set forth in the agreement with the pension fund.

The Company further provides other long-term employee benefits such as a death-in-service payments and lump-sum payment upon retirement of a defined benefit nature.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

As of 31 December 2006 there were 39,069 active participants to the defined benefit pension plans of the Company, including subsidiaries 723 (as of 31 December 2005 - 42,310 in total).

As at 31 December 2006 (and as of the end of prior reporting periods) the net liabilities of the defined benefit pension and other post-employment benefit plans comprised the following:

	2006	2005	2004	2003
Present value of defined benefit obligation	5,574,493	5,140,981	4,820,193	1,486,471
Fair value of plan assets	(55,470)	(182,434)	(252,640)	(168,433)
Present value of unfunded obligations	**5,519,023**	**4,958,547**	**4,567,553**	**1,318,038**
Unrecognized past service cost	(874,241)	(889,509)	(939,890)	138,982
Unrecognized actuarial losses	(1,411,163)	(2,144,859)	(2,792,228)	(809,288)
Net pension liability	**3,233,619**	**1,924,179**	**835,435**	**647,732**

(In thousands of Russian roubles)

As of 31 December 2006 management estimated the employees' average remaining working life at 10 years (2005 - 10 years).

The amount of net expense for the defined benefit pension plans recognized in 2006 (and in prior reporting periods) is as follows:

	2006	2005	2004	2003
Interest cost	377,613	464,148	141,297	138,377
Service cost	337,957	263,128	75,504	78,760
Expected return on plan assets	(8,025)	(35,722)	(18,737)	(10,335)
Actuarial (gains)/losses	164,538	231,021	-	-
Amortization of past service cost	133,775	126,194	102,848	103,371
Past service cost recognized in current year	300,351	210,096	-	-
Curtailment or final settlement effect	34,954	144,700	-	-
Net expense for the defined benefit pension plans	**1,341,163**	**1,403,565**	**300,912**	**310,173**

Expenses in respect of the defined benefit pension plans were included in the line "Wages, salaries, other benefits and payroll taxes" of the consolidated income statement.

The movements in the liability for defined benefit pension and other post-employment benefit plans in 2006 (and in prior reporting periods) are as follows:

	2006	2005	2004	2003
Net liability as of 1 January	1,924,179	835,435	647,732	466,593
Net expense for the year	1,341,163	1,403,565	300,912	310,173
Contributions	(31,723)	(314,821)	(113,209)	(129,034)
Net liability as of 31 December	**3,233,619**	**1,924,179**	**835,435**	**647,732**

As at 31 December 2006 (and at the end of prior reporting periods) the principle actuarial assumptions for the defined benefit pension and other post-employment benefit plans were as follows:

	2006 per annum	2005 per annum	2004 per annum	2003 per annum
Discount rate	6.50%	7.00%	9.18%	9.18%
Expected return on plan assets	7.29%	7.05%	9.33%	9.26%
Future salary increases	9.20%	8.15%	9.18%	9.18%
Relative pay increase (career progression)	-	1.00%	1.00%	1.00%
Rate used for calculation of annuity value	6.00%	6.00%	6.00%	6.00%
Increase in financial support benefits	5.00%	5.00%	6.00%	6.00%
Staff turnover	5.00%	5.00%	5.00%	7.00%
Mortality tables (source of information)	USSR 1985/86	USSR 1985/86	Russia 1998	Russia 1998

(In thousands of Russian roubles)

Movements in the assets of defined benefit pension and other post-employment benefit plans during 2006 (and in prior reporting periods) were as follows:

	2006	2005	2004	2003
Fair value of plan assets as of 1 January	182,434	252,640	168,433	58,183
Actual return on plan assets	10,242	14,474	16,584	9,315
Employer contributions	31,002	314,822	113,209	129,034
Settlements	(137,299)	(345,011)	-	-
Benefits paid	(30,909)	(54,491)	(45,586)	(28,099)
Fair value of plan assets as of 31 December	**55,470**	**182,434**	**252,640**	**168,433**

Employee redundancy program

The company created a provision of 55,488 for compensation payments to employees, who were informed as at 31 December 2006 about redundancy (according to art. 180 of the Labour Code of Russia). The reduction of staff is made according to Employee Redundancy Program approved by the Board of Directors. The program provides for gradual reduction of staff from 2006 till 2008.

Provision expenses equalled 55,488 and are reflected as "Wages, salaries, other benefits and payroll taxes".

24. Revenues

Revenues for the years ended 31 December 2006 and 2005 comprised the following:

By revenue types	2006	2005
Long distance telephone services - domestic	-	2,990,552
Long distance telephone services - international	-	955,894
Local telephone services	8,097,550	7,001,830
Cellular services	8,262,783	6,495,775
Revenues from national operators	4,590,767	2,093,105
Intrazone connection	3,698,407	2,673,462
New services	1,707,052	1,190,535
Installation and connection fees	948,339	1,426,092
Data transfer and telemetric services	530,898	347,689
Radio and TV broadcasting	376,952	359,265
Rent of telephone channels	351,871	299,791
Documentary services	35,058	51,058
Universal services	95	-
Other telecommunications services	997,772	861,709
Other revenues	577,103	685,382
Total	**30,174,647**	**27,432,139**

Most of the Company's tariffs are regulated by the Federal Antimonopoly Agency of the Russian Federation.

Starting the year 2006, according to the changes in legislation, the rules of rendering of services of intrazone, intercity and international connection changed.

In the year 2006 the Company ceased rendering of intercity and international calls services, as in compliance with the new regulations the mentioned services can be rendered only by the operators possessing licences on

(In thousands of Russian roubles)

intercity and international calls services. Starting the year 2006 the Company renders the services of intrazone connection under the corresponding license.

In the beginning of the year 2006, the Company won the competition on the right of rendering of universal service using the pay-phones at the territory of the Siberian Federal Region and starting August 2006 proceeded to rendering of the mentioned service.

The Company identifies revenue by the following major customer groups:

Customer groups	2006	2005
Residential customers	15,739,051	15,673,795
Corporate customers and interconnected operators	12,265,233	9,666,999
Governmental customers	2,170,063	2,075,559
Tariff compensation from the state budget	300	15,786
Total	**30,174,647**	**27,432,139**

25. Other Operating Expenses

Other operating expenses, net for the years ended 31 December 2006 and 2005 comprised the following:

	2006	2005
Agency fees	907,535	630,511
Advertising expenses	411,344	323,381
Lease of premises	373,859	277,185
Fire and other security services	257,812	233,459
Universal service fund payments	298,703	204,087
Non-commercial partnership expenses (note 33)	145,090	167,004
Business travel expenses and representation costs	174,286	161,719
Insurance	115,452	153,795
Charitable contributions	140,455	116,961
Audit and consulting fees	85,362	106,284
Cost of goods sold	106,251	93,663
Bank services fees	96,748	90,442
Civil Defence	63,250	85,798
Post services	83,818	65,550
Education expenses	62,076	62,624
Payments to managing bodies	62,508	62,018
Transportation services	54,556	56,601
Other expenses	1,256,213	883,702
Total	**4,695,318**	**3,774,784**

In 2006 the Company made payments to the Universal service fund. These payments are prescribed by the Federal Law on Communications and Government Decree # 243 of 21 April 2005. Payments are calculated as 1.2 % of the revenues from the telecommunication services less revenues from interconnection services.

Other expenses include expenses related to fines and penalties, social expenditures, billing and cash collection, cost of documentary, pay phone and other telecommunication services, notary and legal services and other operating expenses.

(In thousands of Russian roubles)

26. Interest Expense, net

Interest expense, net for the years ended 31 December 2006 and 2005 comprised the following:

	2006	2005
Interest income	28,417	89,016
Interest expense on bank and other borrowings	(1,131,916)	(790,071)
Interest expense accrued on finance leases	(215,055)	(298,033)
Interest expense on vendor financing	(1,758)	(5,675)
Total	**(1,320,312)**	**(1,004,763)**

27. Gain on sale of investments, net

Gain from sale of subsidiaries, associates and other investments for the year ended 31 December 2006 and 2005 comprised the following:

	2006	2005
Gain on disposal of shares of CJSC Sibirskaya Sotovaya Svyaz	80,886	-
Gain on disposal of shares of OJSC Sibacadembank	19,800	-
Loss on disposal of shares of CJSC Ruslizingsvyaz	(2,135)	-
Loss on disposal of shares of LLC Garantservis	(3,201)	-
Loss on disposal of promissory notes	(5,636)	-
Gain on disposal of the share in ChOP Ekrantelekom	-	4,318
Gain on disposal OJSC NGTS-Page	-	2,804
Gain on sale of shares of CJSC Sibintertelecom	-	77,053
Impairment of investments in OJSC NTK Zvezda	(46,614)	-
Other gain on investments	2,830	1,877
Total	**45,930**	**86,052**

28. Income Tax

The income tax charge for the years ended 31 December 2006 and 2005 comprised the following:

	2006	2005
Current income tax expense	(1,325,699)	(1,090,900)
Prior year income tax adjustments	11,590	17,388
Deferred income tax benefit	144,467	315,007
Total income tax for the year	**(1,169,642)**	**(758,505)**

(In thousands of Russian roubles)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2006	2005
Profit before income tax	**2,329,101**	**2,226,568**
Statutory income tax rate	24%	24%
Theoretical tax charge at statutory income tax rate	(558,984)	(534,376)
Increase (decrease) resulting from the effect of:		
Prior-year income tax adjustments	11,590	17,388
Non-taxable income	44,748	17,468
Non-deductible expenses	(693,742)	(262,968)
Other factors	26,746	3,983
Total income tax charge for the year	**(1,169,642)**	**(758,505)**
Effective income tax rate	**50 %**	**34 %**

The composition of deferred income tax assets and liabilities as of 31 December 2006 and 2005 was as follows:

	2006	2005
Deferred tax assets		
Accounts payable and accrued expenses	422,645	248,509
Accounts receivable	33,741	29,907
Finance lease obligations	152,638	94,287
Pension liabilities	542,712	353,877
Other	17,711	12,262
Total deferred tax assets	**1,169,447**	738,842
Deferred tax liabilities		
Property, Plant and Equipment	(2,124,728)	(2,006,638)
Intangible assets	(297,628)	(103,039)
Effect from investments valuation	(15,092)	(28,639)
Other	(3,362)	(1,112)
Total deferred tax liabilities	**(2,440,810)**	**(2,139,428)**
Deferred Tax Liabilities, net	**(1,271,363)**	**(1,400,586)**

The Company has not recognised a deferred tax liability in respect of undistributed earnings of its subsidiaries in amount of 405,647 (2005 – 294,098), as management believes that the Company controls the timing of the reversal of respective temporary differences.

The movement in net deferred tax liabilities for the years ended 31 December 2006 and 2005 is presented below:

	2006	2005
Deferred tax liability, net as of 1 January	**(1,400,586)**	**(1,778,494)**
Deferred tax benefit	144,467	315,007
Deferred tax benefit (expense) related to unrealised gain on investments available-for-sale	5,272	(28,639)
Deferred tax liabilities of subsidiaries acquired	(20,516)	91,540
Net deferred tax liability as of 31 December	**(1,271,363)**	**(1,400,586)**

(In thousands of Russian roubles)

In the context of the Company's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even if there is a net consolidated tax loss. Therefore, a deferred tax asset of one company is not offset against a deferred tax liability of another company.

29. Earnings per Share

Earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

The calculation of basic and diluted earnings per ordinary share is presented below (earnings per share data is stated in Roubles):

	2006	2005
Profit for the year attributable to equity holders of the parent	1,180,780	1,478,605
Less: attributable to preference shareholders	(289,889)	(363,007)
Attributable to ordinary shareholders	890,891	1,115,598
Weighted average number of ordinary shares outstanding (thousands), note 18	12,011,402	12,011,402
Basic and diluted earnings per share, attributable to ordinary equity holders of the parent (Roubles)	**0.07417**	**0.09288**

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal the basic earnings per share.

30. Dividends Declared for Distribution

Dividends declared in 2006 based on 2005 results:

Dividends on ordinary shares - 0.013773 Roubles per share	165,433
Dividends on preference shares – 0.017792 Roubles per share	69,539
Total	**234,972**

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits of OJSC Sibirtelecom determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

31. Contingencies and Operating Risks

Operating Environment of the Company

The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. The consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

Legal system

The Russian legal system is characterized by 1) inconsistencies between and among laws, presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; 2) conflicting local, regional and federal rules and regulations; 3) the lack of judicial and administrative guidance on interpreting legislation; 4) the relative inexperience in legislation interpretation; and 5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial position or future results of operations.

In the nearest future the Company's activity could be subject to judicial reform factors. No adjustments related to these uncertainties were recognized in the consolidated statements.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome.

As of 31 December 2006 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Company's tax, currency and customs positions will be sustained.

Currently the tax authorities are conducting a tax audit of the Company for the years 2004 to 2006. Similar audits have also been recently conducted at certain other subsidiaries of OJSC Svyazinvest. Based on the results of those tax audits, management considers that a risk exists that tax authorities could claim significant additional taxes in respect of tax issues which may involve aggressive interpretation of tax legislation by the tax authorities, in particular in respect of revenues from transactions with interconnected operators.

Management is unable to determine with a reasonable degree of assurance the amounts of potential tax claims, which may be presented to the Company, or the probability of cash outflows which may follow from the on-going and any future tax audits. Currently, management does not possess any information about any results of the on-going tax audit.

The financial statements as at 31 December 2006 do not include any adjustments which might be required as a consequence of the abovementioned uncertainties and the on-going tax audit.

Insurance

Insurance services are still developing in Russia and many services, available in other countries, are not yet widespread in the Russian Federation. During 2006 the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

(In thousands of Russian roubles)

Legal claims and litigation

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial position or future results of operations. In the nearest future the Company's activity could be subject to judicial reform factors. No adjustments related to these uncertainties were recognized in the consolidated statements.

During the year the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings of other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licences

Substantially main part of the Company's revenues is derived from operations conducted pursuant to licences granted by the Russian Government. These licences expire in various years ranging from 2006 to 2012. Suspension or termination of the Company's main licences or any failure to renew any or all of these main licences could have a material adverse effect on the financial position and operations of the Company.

The Government of the Russian Federation is in process of liberalization of telecommunications market for which additional licences on providing DLD/ILD has been granted to a number of alternative operators. It is possible that the Company's future results of operations and cash flows could be materially affected by the increased competition in a particular period but the effect can not be currently determined.

Guarantees Issued

The Company mainly guaranteed credit line facilities provided by OJSC Sberbank of Russia to OJSC RTC-Leasing, a lessor of telecommunication equipment, as of 31 December 2006 (note 20). The total guarantees amounted to 519,576 (2005 - 901,194). Management believes that the likelihood of significant payments being required under these agreements is remote. As at 31 December 2006, the Company did not have any contractual commitments to extend financial guarantees, credit or other assistance.

32. Contractual Commitments

Capital Investments

As of 31 December2006 the Company has commitments for capital investments into modernization and expansion of its network in the amount of 381,036 (2005 - 306,125).

33. Balances and Transactions with Related Parties

For the purposes of these financial statements parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship and not merely the legal form.

(In thousands of Russian roubles)

Related parties may enter into transactions, which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances at 31 December2006 are detailed below.

Rendering Services

During the year ended 31 December2006 and 2005 the Company rendered services to the following related parties:

Related party	Relationship	Type of transaction	2006	2005
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	2,773,002	869,652
CJSC Novocom	Associate company	Telecommunication services	13,336	8,265
CJSC ZS&TKC N	Associate company	Telecommunication services	866	4,453
CJSC ZS&TKC N	Associate company	Rent of premises	145	1,168

Purchases

During the year ended 31 December2006 and 2005 the following related parties rendered services to the Company:

Related party	Relationship	Type of transaction	2006	2005
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	132,071	2,482,576
NPF Telecom – Soyuz	Controlled by OJSC Svyazinvest	Pension plans	1,122,748	1,321,529
Non-commercial partnership Center for Research of Problems in Development of Telecommunications	Controlled by OJSC Svyazinvest	Membership fees	145,090	167,004
OJSC Svyazinvest	Parent company	Dividends paid	83,831	75,252
Non-commercial partnership Center for Research of Problems in Development of Telecommunications	Controlled by OJSC Svyazinvest	Agent agreement	27,380	634
CJSC Registrator – Svyaz	Associate company	Maintenance of shareholders' register	1,644	2,055
LLC Giprosvyaz-Sibir	Associate company	Engineering	-	3,336
OJSC Svyazintech	Controlled by OJSC Svyazinvest	Software implementation services	173,081	-

(In thousands of Russian roubles)

Accounts receivable

As of 31 December2006 and 2005 significant balances of accounts receivable from related parties were as follows:

Related party	Relationship	Type of receivables	2006	2005
OJSC Svyazintech	Controlled by OJSC Svyazinvest	Advances given for software implementation services	48,776	119,797
Non-commercial partnership Centre for Research of Problems in Development of Telecommunications	Controlled by OJSC Svyazinvest	Agent agreement	106,413	104,771
LLC Giprosvyaz-Sibir	Associate company	Engineering	1,134	1,044
CJSC ZS&TKC N	Associate company	Telecommunication services	-	17,739
CJSC ZS&TKC N	Associate company	Other services	-	3,250
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	243,861	-

Accounts payable

As of 31 December2006 and 2005 significant balances of accounts payable to related parties were as follows:

Related party	Relationship	Type of payables	2006	2005
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	68,817	161,339

OJSC Svyazinvest

The Company's parent entity OJSC Svyazinvest was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC Svyazinvest to a private investor.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in OJSC Svyazinvest. It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

OJSC Rostelecom

OJSC Rostelecom, a majority owned subsidiary of OJSC Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC Rostelecom and terminated outside of the Company's network is stated

(In thousands of Russian roubles)

as international and domestic interconnection charges. Moreover, OJSC Rostelecom uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. The Company also renders services to other state-owned entities. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

In the context of its operating activities the Company renders services to the entities directly or indirectly controlled by the Government on market conditions.

The Company can not disconnect certain companies which are strategic entities for the Government. The tariffs for such companies are also regulated by the Government, but at the same level as for the commercial organisations.

Transaction with the Government and with the companies controlled by the Government for the years ended 31 December 2006 and 2005 respectively are presented below:

Type of operation	As at 31 December2006		For the year 2006	
	Receivables	Payables	Income	Expenses
Telecommunication services	-	-	568,740	-
Interconnection services	-	-	100,150	-
Other telecommunication services	-	-	16,299	-
Other income	-	-	198,247	-
Receivables	38,470	-	-	-
Electricity and heating	-	-	-	218,249
Rent	-	-	-	30,343
Other expenses	-	-	-	314,675
Payables	-	41,584	-	-
Interest	-	-	11,778	25,062

Type of operation	As at 31 December 2005		For the year 2005	
	Receivables	Payables	Income	Expenses
Telecommunication services	-	-	618,471	-
Interconnection services	-	-	64,089	-
Other telecommunication services	-	-	14,531	-
Other income	-	-	91,563	-
Receivables	30,320	-	-	-
Electricity and heating	-	-	-	185,886
Rent	-	-	-	23,460
Other expenses	-	-	-	138,073
Payables	-	3,371	-	-
Interest	-	-	12,370	32,935

(In thousands of Russian roubles)

Government subscribers accounted for approximately 12.8% of gross trade accounts receivable as of 31 December 2006 (2005 - 27.3%). Amounts outstanding from government subscribers and debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of 31 December 2006 amounted to 316,278 (2005 - 672,786).

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

Non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC Svyazinvest controls through its subsidiaries. The Company has an agreement with the Partnership, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC Svyazinvest. Payments to the Partnership included in other operating expenses in the accompanying consolidated income statement for the year ended 31 December 2006 amounted to 145,090 (2005 - 167,004).

NPF Telecom-Soyuz

In 2005 the Company signed centralised pension agreements with NPF Telecom-Soyuz (see note 23). OJSC Svyazinvest holds the majority in the Board of Directors of NPF Telecom-Soyuz (hereafter "the Fund"). Payments from the Company to the Fund in 2006 amounted to 266,683 (2005 - 275,000).

Related parties pricing policy

The Company's pricing policy in respect of related party transactions is based on market terms, or, if applicable, on regulated tariffs.

Compensation to Key Management Personnel

Total compensation to key management personnel included in "Other operating expenses" in the income statement amounted to 39,862 (2005 - 36,392) for the year ended 31 December 2006 and includes remuneration for management services.

34. Financial Instruments

The Company's principal financial instruments comprise bank loans, finance leases and cash and short-term deposits. The main purpose of these instruments is to raise finance for the Company's operations. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's income statement, balance sheet and/or cash flows. Foreign currency denominated liabilities give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

For the period from 1 January 2006 to 31 December 2006 the exchange rate of the Russian Rouble to the US Dollar increased by approximately 8.5 % and the exchange rate of the Russian Rouble to the Euro decreased by approximately 1.5 %. The possible decrease in the exchange rate of the Russian Rouble may lead to an increase in the amount of the Company's borrowings, as well as it will cause difficulties in the attraction of funds including funds required for the refinancing of the existing debt.

(In thousands of Russian roubles)

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The following table presents as of 31 December 2006 and 2005 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of 31 December 2006:	**< 1 year**	**1-5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	614,387	-	-	**614,387**
Long-term obligations	3,670,349	10,663,297	-	**14,333,646**
Finance lease obligations	382,070	381,174	-	**763,244**
Floating rate				
Short-term obligations	276,125	-	-	**276,125**
Long-term obligations	925,354	701,137	-	**1,626,491**

As of 31 December 2005:	**<1year**	**1-5years**	**>5years**	**Total**
Fixed rate				
Short-term obligations	445,581	-	-	**445,581**
Long-term obligations	3,258,702	9,122,914	7,665	**12,389,281**
Finance lease obligations	311,788	570,463	44	**882,295**
Floating rate				
Short-term obligations	292,974	-	-	**292,974**
Long-term obligations	468,657	160,257	-	**628,914**

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets.

Credit Risk

Credit risk is the risk that counterparty will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has no significant concentrations of credit risk due to the significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by debts of state and other non-commercial organizations. Recovery of these debts is influenced by political and economic factors. The management believes that as of 31 December 2006 there is no significant risk of loss to the Company beyond the impairment already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage the credit risk the Company places cash in different financial institutions and the Company's management analyzes the risk of default of these financial institutions on a regular basis.

(In thousands of Russian roubles)

Hedging

In the year 2006 the Company did not hedge its foreign exchange risks or interest rate change risks.

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

Set out below is the comparison by category of carrying amounts and fair values of all of the Company's financial instruments:

	2006		2005	
Financial instruments	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial Assets				
Investments in associates	32,093	32,093	50,584	50,584
Long-term investments held to maturity	245	245	491	491
Long-term investments available for sale	17,473	17,473	76,108	76,108
Long-term accounts receivable	21,677	21,677	32,529	32,529
Long-term borrowings given	35,612	35,612	53,276	53,276
Accounts receivable	2,179,977	2,179,977	1,883,298	1,883,298
Short-term investments held to maturity	4,347	4,347	57,080	57,080
Short-term investments available for sale	114,599	114,599	91,117	91,117
Cash and cash equivalents	485,858	485,858	533,131	533,131
Total	**2,891,881**	**2,891,881**	**2,777,614**	**2,777,614**
Financial Liabilities				
Long-term bank loans	6,524,015	6,524,015	3,735,716	3,735,716
Long-term bonds	9,387,878	9,531,478	8,974,037	9,197,710
Long-term promissory notes	7,659	7,659	241,249	241,249
Vendor financing	40,712	40,712	61,820	61,820
Finance lease obligations	763,244	763,244	882,295	882,295
Accounts payable	6,094,139	6,094,139	3,744,742	3,744,742
Short-term bank loans	890,385	890,385	440,230	440,230
Short-term promissory notes	-	-	297,598	297,598
Total	**23,708,032**	**23,851,632**	**18,377,687**	**18,601,360**

35. Subsequent Events

Reorganisation of subsidiaries in 2007

According to the decision of the Board of Directors (minutes #8 dated 16 November 2006) during the first half of the year 2007 the Company plans to increase its share in OJSC AC Mobiltelecom by acquiring 991,472 of ordinary shares, which constitutes 9.91 % of statutory capital of OJSC AC Mobiltelecom for 3,193.

In 2007 the Company has disposed of or plans to dispose of its investments in the share capital of the following entities:

- OJSC Communication-information technologies by sale of 1,210 shares
- CJSC Altinkom by sale of 200 shares

(In thousands of Russian roubles)

- OJSC NGTS-Page by voluntary liquidation of OJSC NGTS-Page
- OJSC Sberbank of Russia by sale of 1,247 shares at the regular market at the market price on the date of sale

Bonds issue

In January 2007 the Company fulfilled its liabilities of coupon interest payment for the fifth coupon of bonds series 04. The total amount of coupon interest equalled 124,660. Coupon interest per bond is 62.33 roubles.

In May 2007 the Company fulfilled its liabilities of coupon interest payment for the third coupon of bonds series 06. The total amount of coupon interest equalled 78,280. Coupon interest per bond is 39.14 roubles.

In May 2007 the Company fulfilled its liabilities of coupon interest payment fro the second coupon of bonds series 07. The total amount of coupon interest income amounted to 86,260. Coupon interest per bond is 43.13 roubles.

Loan contracts

On 24 January 2007, the Company received syndicated loan in amount of 50,000 thousand Euros. The organizer of the term loan under the contract of 10 January 2007 is OJSC Commerzbank. The loan accrues interest at the floating rate and equals margin plus EURIBOR (3 months) (at the date of the contract the interest rate was determined as 5.755 % per annum, including the margin of 2 % per annum).

OJSC Sberbank of Russia

During January 2007 under credit line contract #165 dated 25 October 2006 with the limit of 300,000 the Company received 50,000. The loan accrues interest at the rate of 6.75 % per annum.

Under credit line contract #154 dated 12 October 2006 with the limit of 800,000, the Company received 327,000. The limit of the contract has been used in full. The loan accrues interest at the rate 9.5 % per annum.

OJSC Bank of Moscow

Due to a high interest rate the Company has repaid the loan on credit line #65/2000 in amount of 500,000 on 26 January 2007. The interest rate equalled 10.5 % per annum.

KVC

In February 2007 the Company has made the final payment under loan agreement n/n dated 28 June 2001 in amount of 4,714 thousand Euros. The interest rate under the agreement equalled 5.54 % per annum. The loan is repaid in full.

Dividends

The Board of Directors of the Company proposed the following distribution of profits to the Annual Shareholders' meeting to be held on 25 June 2007:

(In thousands of Russian roubles)

Dividends for 2006 proposed for approval

Dividends on ordinary shares – 0.017019 Roubles per share	204,422
Dividends on preference shares - 0.031515 Roubles per share	123,174
Total	**327,596**

Changes in Settlements with OJSC Rostelecom

In 2007 the nature of transactions with OJSC Rostelecom in respect of the interconnection agreement has changed. From 1 November 2006 the Company does not connect to OJSC Rostelecom' network at long-distance and international calls level; instead OJSC Rostelecom now connects to the Company's network at zone level. Therefore, the Company expects additional revenue for interconnection services.

In 2006 the Company agreed to change its interconnection agreement with OJSC Rostelecom to introduce per-second billing. It is expected that this change will lead to a decrease in annual interconnection revenue from OJSC Rostelecom by approximately 14%. A change to the contract with OJSC Rostelecom was approved by the Board of Directors in April 2007.

Federal Law No. 119-FZ dated 22 July 2005 introduced amendments to Chapter 21 of the Tax Code which became effective from 1 January 2007. These amendments determine the principles of VAT reimbursement for non-cash transactions (particularly, mutual set-off). Starting from 1 January 2007 input VAT can only be reimbursed after a payment to supplier has been made. These amendments may lead to changes in the settlement arrangements with OJSC Rostelecom to abolish set-off procedures.

Changes in the industry legislation

In July 2007 the following amendments to the Federal Law on Communications No. 126-FZ dated 7 July 2003 will come into force:

- Mandatory expertise of system projects in respect of their compliance with the requirements of the Government of the Russian Federation in telecommunication;
- Registration of operators' telecommunication network which forms part of a public network, in accordance with procedures established by the Government of the Russian Federation.

Considering the fact that the procedures in respect of mandatory expertise and registration of operators' networks have not been developed by the Government of the Russian Federation, the Company is unable to assess consequences of these amendments.

Operators' networks, which had been constructed these prior to the amendments coming into force, should be registered in accordance with the new requirements of the Federal Law on Communications not later that 1 January 2010.

Tariffs

The Federal Tariff Service by the Order No. 279-c/3 of 17 November 2006 approved maximum tariffs for local and intrazone calls, and a compensation surcharge to the price of local and intrazone call initiation, which became effective from 1 February 2007.

The following tariffs were set for the Company:

- For residential customers – three mandatory tariff plans (a tariff with per-minute rates, a tariff with a fixed subscribers' fee, and a combined tariff) and one additional tariff plan ("the social plan")
- For corporate customers - one mandatory tariff plan (with per-minute rates) and one additional plan (a tariff with a subscribers' fee for an unlimited amount of local calls).

The monthly payment for local telephone services will consists of a fixed payment for the use of subscriber's line, and payments for local calls according to the selected tariff plan.

The tariff plan with a fixed subscriber's fee is primarily aimed at subscribers who make a significant amount of calls and do not limit themselves in phone communication. This tariff allows using an unlimited amount of minutes for a fixed monthly fee.

The plan with per-minute rates requires per-minute payments for calls starting from the first second, with no charge for calls less than six seconds long.

The plan with combined payments includes a limited amount of minutes for a fixed fee, and requires payments on a per-minute basis for calls in excess of the limit at a decreased per-minute rate.

As a result of the introduction of the abovementioned tariff plans, effective from 1 February 2007 tariffs for local telecommunication services were raised by an average of 10.6%. Tariffs for intra-zone telecommunication services were lowered by an average of 2.8%.

Press release

June 27, 2007

Sibirtelecom OJSC presents its consolidated financial statements for the year 2006 according to International Financial Reporting Standards

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452), the operator of telecommunication services in the Siberian Federal District, presents the audited consolidated financial statements for the year of 2006 prepared in accordance with the International Financial Reporting Standards (IFRS). The audit of financial data reporting for the year 2006 has been performed by ZAO KPMG.

The consolidated financial statements include the assets, liabilities and financial results of Sibirtelecom OJSC (the "Company") and its subsidiaries, main activity of which is to provide cellular and other telecommunication services.

The main financial indices by IFRS (million rubles):

	2006	2005	Change, %
Revenues	30,174.6	27,432.1	10.0%
OIBDA[1]	7,370.1	6,425.9	14.7%
OIBDA margin	24.4%	23.4%	
Operating expenses	26,663.1	24,248.4	10.0%
Operating profit	3,511.5	3,183.7	10.3%
Operating profit margin	11.6%	11.6%	
Profit before tax	2,329.1	2,226.6	4.6%
Profit for the year	1,159.5	1,468.1	-21.0%
Profit for the year margin	3.8%	5.4%	

➢ In 2006, the Company's consolidated revenues amounted to 30,174.6 million rubles, having increased by 2,742.5 million rubles, or 10.0% against 2005.

The main components of the Company's revenue structure are revenues from cellular services and local telephone calls (27.4% and 26.8% accordingly).

[1] *Operating profit before depreciation and amortization.*

- Substantial elements of the Company's revenues are revenues from national operators (15.2%), intrazone telephone services (12.3%) and new services – Internet, data transfer, IP-telephony, Intelligent network services (5.7%).

The main factors of revenue increase in the reporting year are growth of cellular and fixed communications subscriber base, broadband access services development, change in relations between telecom operators and coming into force principle "Calling Party Pay" according to amendment to article 54 of Federal Low "On Communications".

In 2006 in comparison with 2005:

- The largest increase of revenues is the increase of revenues from rendering services to national operators amounted to 2,497.7 million rubles or 119.3% due to change in relations between telecom operators according to regulatory legal acts in telecommunication branch (since January 1, 2006 the revenue is accrued not only for the termination of a call to the network of the operator, but for the initiation of the call from the operator's network as well) and increase of rendered services to connected operators.
- Increase of revenues from cellular services amounted to 1,767.0 million rubles or 27.2% due to increase of subscribers base (within the reporting period the number of subscribers to cellular communications services has increased in 1.6 times and amounted to 3.14 million).
- Increase of revenues from rendering of local telephone calls amounted to 1,095.7 million rubles or 15.6%. Main factors are - the increase of subscriber base (the number of basic telephone sets increased by 141.5 items or 3.5% and amounted to 4,197 thousand items at the end of 2006) and tariff indexing since November 1, 2005.
- Increase of revenues from intrazone telephone communication services amounted to 1,024.9 million rubles or 38.3% due to including into that item since July 1, 2006 revenues of fixed line subscribers' connections to mobile line subscribers in the same settlement, increase of revenues from connected operators' channel leasing, change in a way of registering revenues from connected operators' subscribers connections.
- Increase of revenues from providing of new services (Internet, data transfer, IP-telephony and Intelligent network services) amounted to 516.5 million rubles or 43.4% due to increase of revenues from dial-up and broadband Internet access services (Internet traffic of parent company with the access through the public telephone network increased by 30.7% and amounted to 2,643 million minutes; volume of information transferred via Internet through dedicated channels increased by a factor of 3.7 and amounted to 619 TByte).

The Company's revenues structure by IFRS (million rubles):

By revenue types	2006	2005	Change	
			Million rubles	%
Long distance telephone services – domestic[2]		2,990.5	(2,990.5)	(100.0)
Long distance telephone services – international[3]		955.9	(955.9)	(100.0)
Local telephone calls	8,097.5	7,001.8	1,095.7	15.6
Cellular services	8,262.8	6,495.8	1,767.0	27.2
Revenues from national operators	4,590.8	2,093.1	2,497.7	119.3
Intrazone telephone services	3,698.4	2,673.5	1,024.9	38.3
New services	1,707.0	1,190.5	516.5	43.4
Installation and connection fees	948.3	1,426.1	(477.8)	(33.5)
Data transfer and telematic services	530.9	347.7	183.2	52.7
Radio and TV broadcasting	377.0	359.3	17.7	4.9
Rent of telephone channels	351.9	299.8	52.1	17.4
Documentary services	35.0	51.0	(16.0)	(31.4)
Universal services	0.1	-	0.1	
Other telecommunications services	997.8	861.7	136.1	15.8
Other revenues	577.1	685.4	(108.3)	(15.8)
Total	**30,174.6**	**27,432.1**	**2,742.5**	**10.0**

➢ In 2006, the Company's expenses increased by 2,414.7 million rubles or 10.0% against 2005 and amounted to 26,663.1 million rubles.

Wages, salaries, other benefits and payroll taxes (44.4%), other operating expenses (17.6%), depreciation and amortization (14.5%), charges and expenses related to materials, repairs and maintenance, utilities (11.7%) constitute a major share in the total amount of the expense growth.

In 2006 in comparison with 2005:

- Costs related to services of telecom operators (Interconnection charges) decreased by 1,158.4 million rubles or 33.2% due to change in relations between telecom operators according to regulatory legal acts in telecommunication branch.
- Increase of expenses related to wages, salaries, other benefits and payroll taxes amounted to 1,529.3 million rubles or 14.8%. Major factors determining this increase were the growth of the average wage size attributed to situation on labour

[2] *In the year 2006 the Company ceased rendering of intercity and international calls services, as in compliance with the new regulations the mentioned services can be rendered only by the operators possessing licences on intercity and international calls services. Starting the year 2006 the Company renders the services of intrazone connection under the corresponding license.*

[3] *Since January 1, 2006 Rostelecom OJSC and other operators that were granted respective licenses have the right to provide services of international and domestic long-distance telephone communication. Subscribers' payments for the provided services are the revenue of Rostelecom OJSC and other operators. In view of the above, Sibirtelecom OJSC does not receive any revenue from international and domestic long-distance telephone communication in the year 2006.*

market, the increase in charge of the provision on remuneration's payment for the year results, the presenting obligations existed under the defined benefit plans[4].

- Increase of other operating expenses amounted to 920.5 million rubles or 24.4% mainly caused by increase of agency fees, increase of expenses related to increase of base stations and sale offices in daughter enterprises (using of radio-frequency spectrum, leasing) assessments to the Universal Service Reserve Provision, increase of advertising expenses, creation of provision for decrease of material assets.
- The size of depreciation and amortization increased by 616.4 million rubles or 19.0%, in connection with an active investment policy of the Company directed to the communication network development. Consolidated capital expenditure amounted to 11.5 million rubles in 2006, increased by 24.3% as compared with 2005.
- Increase of expenses related to materials, repairs and maintenance, and utilities amounted to 353.1 million rubles or 12.7% mainly caused by broadening of network of service of cellular companies, increase of expense to utilities due to prices increase.

The Company's expenses structure by IFRS (million rubles):

By expense types	2006	2005	Change	
			Million rubles	%
Wages, salaries, other benefits and payroll taxes	(11,840.1)	(10,310.8)	(1,529.3)	14.8
Goodwill impairment provision[5]		(79.8)	79.8	
Depreciation and amortization	(3,858.6)	(3,242.2)	(616.4)	19.0
Materials, repairs and maintenance, utilities	(3,129.4)	(2,776.3)	(353.1)	12.7
Taxes other than income tax	(612.3)	(452.8)	(159.5)	35.2
Interconnection charges	(2,333.5)	(3,491.9)	1,158.4	(33.2)
Provision for impairment of receivables	173.8	66.2	107.6	162.5
Loss on disposal of property, plant and equipment	(367.7)	(186.0)	(181.7)	97.7
Other operating expenses, net	(4,695.3)	(3,774.8)	(920.5)	24.4
Total	**(26,663.1)**	**(24,248.4)**	**(2,414.7)**	**10.0**

[4] In 2006 the Company calculated and reflected the existing liabilities under the defined benefit plan according to IAS 19 "Employee benefit". The Company invited an external actuary to perform actuarial evaluation of pension liabilities as of December 31, 2006 and showed it in its financial reports of 2006.
At a result of actuarial evaluation as of December 31, 2006, the following operations were carried out:

- *alteration of comparative indices as of December 31, 2005;*
- *calculation of pension liabilities of Baykalwestcom CJSC;*
- *calculation of anniversary payments for 2005 – 143 mln rubles (as these payments were not included into actuary's report of evaluation of 2005) and 2006 – 498 mln rubles.*

Subsequent to the results of actuarial evaluation of defined benefit plans:

- *liabilities amounted to: as of December 31, 2006 – 3,233.6 mln rubles (including Baykalwestcom CJSC – 37 mln rubles), as of December 31, 2005 – 1,924.2 mln rubles (including BaykalwestcomCJSC - 27 mln rubles)*
- *expenditures for 2006 – 1, 309.4 mln rubles (including Baikalvestcom CJSC - 10 mln rubles), for 2005 – 1,088.7 mln rubles (including, Baykalwestcom CJSC - 27 mln rubles)*

In the Audit report for 2006 the clause that reflects liabilities under pension plans and other post-employment benefit plans was excluded.

[5] The Company determines whether goodwill is impaired at least on an annual basis. As of December 31, 2006 no impairment was identified by the Company after the testing of CJSC ATS-41, CJSC ATS-32, CJSC Chita NET, Sayansky branch of CJSC Yeniseytelecom. As of December 31, 2005 impairment in amount of 79.8 million rubles was identified by the Company after the testing of OJSC Altaisvyaz and OJSC Mobiltelecom for impairment.

- The increase of the EBITDA parameter in 2006 against the previous year totaled 944.2 million rubles or 14.7%. EBITDA margin – 24.4%.

- Operating profit amounted to 3,511.5 million rubles, having increased by 327.8 million rubles, or 10.3%. Operating profit margin amounted to 11.6%.

- Profit before income tax amounted to 2,329.1 million rubles, having increased by 102.5 million rubles, or 4.6%.

- Profit for the year amounted to 1,159.5 million rubles (-21.0% against the previous year). The reduction of profit for the year was caused by an increase in income tax expenses due to an increase in expenses that do not reduce the taxable income. Profit for the year margin amounted to 3.8%.

The complete consolidated financial statements of Sibirtelecom OJSC for 2006 in accordance with International Financial Reporting Standards are available in the Company's corporate web-site at:

http://www.sibirtelecom.ru/english/investors/financial.php (the English version) and
http://www2.sibirtelecom.ru/sbt_msfo (the Russian version).

Reference data: Key operating results of Sibirtelecom OJSC (parent company, Russian Accounting Standards):

	2006	2005	Change, %
Key operating data			
Installed switching capacity in local networks, thousand lines	4,510	4,393	2.7
Digitalization of local switching capacity, %	66	63	
Basic telephone sets, thousands	4,197	4,056	3.5
Intrazone traffic (outgoing paid), mln minutes	1663	1129	47.3
Number of cellular subscribers (without subsidiary business), thousands	391	251	55.9
Dial-up Internet traffic, mln minutes	2,643	2,022	30.7
Number of lines, thousands	4,450	4,122	8.0
Average number of employees	39,402	43,352	-9.1
Efficiency indicators			
Revenues per employee, thousand rubles	582	505	15.2
Number of lines per employee	113	95	18.9

Investor relation department
Tel. +7 (383) 2-191-521
shipitsin@sibirtelecom.ru

SIBIR TELECOM

Press release

July 06, 2007

Sibirtelecom OJSC paid off bonds of 04 series

On July 5, 2007 Sibirtelecom OJSC paid off bonds of 04 series (state registration number 4-04-00195-A of April 13, 2004) with total value of 2 bln rubles.

Together with the retirement of bonds the yield of 6th bond coupon of 04 series was paid out in amount of 124,660,000 rubles, calculated on the basis of 12.5 annual interests or 62.33 rubles per one bond.

Main parameters of bonded debt include: documentary inconvertible interest bonds payable to bearer of 04 series with the obligatory central storage in quantity of 2,000,000 pieces with nominal value 1,000 rubles each one with the maturity term on 1092nd (one thousand ninety second) day from the date of bond placement, bond coupon was paid out every six months, rates of coupons 2 - 6 are equal to the rate of coupon 1.

Money from bond issue and sale was sent to the development of existing and purchase of new telecommunication capacities, to the modernization of telecommunications equipment, increase of digitalization level, development of new telecommunication services, and to the refinancing of earlier given commitments.

Sibirtelecom OJSC fulfilled commitments to pay coupon yield and to pay off bonds in full and at the stated time, once again confirming the reputation of honest borrower. The previous bond issue (of 03 series, value 1.53 bln rubles) was paid off on 14 July, 2006.

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 43% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.7 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

Investor relations department
tel.: +7 (383) 2191197
shipitsin@sibirtelecom.ru

SIBIR TELECOM

Press release

June 26, 2007

Sibirtelecom OJSC presents the results of the first meeting of the Board of Directors of Sibirtelecom OJSC.

On June 25, 2007 there was held the first meeting of the new panel of the Board of Directors of Sibirtelecom OJSC. The Chairman of the Board and his Deputy were elected in this meeting, also there was an appointment of the Corporate Secretary.

Chechelitsky Evgeny Aleksandrovitch – Deputy Director General of Svyazinvest OJSC – was elected as a Chairman of the Board of Directors of Sibirtelecom OJSC.

Kuznetsov Sergey Ivanovitch – the representative of Svyazinvest OJSC - was elected as a Deputy Chairman of the Board of Directors;

Fatalin Andrey Sergeevitch was appointed as a Corporate Secretary of Sibirtelecom OJSC.

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 43% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.5 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

PR department Sibirtelecom OJSC
tel.: +7 (383) 2191567, 2191576
e-mail: pr@sibirtelecom.ru
www.sibirtelecom.ru

SIBIR TELECOM

RECEIVED
2007 JUL 16 A 7:03

Press release

June 25, 2007

Preliminary results of Annual General Meeting of Sibirtelecom OJSC shareholders

On June 25, 2007 in Novosibirsk the Annual General Meeting of Sibirtelecom OJSC shareholders took place. Shareholders that have in aggregate 64.9% of the company's voting (common) shares took part in Annual General Meeting.

The following decisions were made:

1. To approve the Annual Report, annual accounting statements, including the Company Income statement (profit and loss account) for 2006 financial year.

To allocate income as per the results of the 2006 reporting year as follows:

- to pay dividends in amount 327 595 905 rub., including*:
  - preferred share dividend – 0.031515 rub. per share;
  - common share dividend – 0.017019 rub. per share;
- to increase the equity capital of the Company in amount 926 722 291 rub.

To pay preferred share dividends in the monetary form within 60 days of decision making day for dividend payment, to pay common share dividends in due time from August 01, 2007 till December 15, 2007.

The payment shall be effected by the method, specified in the form of the registered person (by bank remittance, mail order or cash assets via pay-offices of the Company).

Dividends to legal entities shall be paid by cashless settlement.

Transfer charges shall be borne by the shareholders.

2. To elect the Company Board of Directors as follows:

- Svetlana Borisovna Vlasova – Federal Communications Agency, Deputy Head;
- Alexander Yevgenyevich Gorbunov – Comstar UTS OJSC, Vice-President for Strategy and Development;
- Alexander Vladimirovich Kachurin - Svyazinvest OJSC, Corporate Governance and Legal Department, Deputy Head of Division.
- Alexander Nikolayevich Kiselyov - Svyazinvest OJSC, Director General;
- Gennady Georgiyevich Kudryavtsev - Svyazinvest OJSC, Representative;
- Sergey Ivanovich Kuznetsov - Svyazinvest OJSC, Representative;
- Yevgeny Alexandrovich Nechayev - Svyazinvest OJSC, Strategic Development Department, Head of Division;
- Anatoly Ivanovich Nikulin - Sibirtelecom OJSC, Deputy Chairman of the Sibirtelecom Board of Directors.
- Igor Nikolayevich Repin - Investor Protection Association, Deputy Executive Director
- Sergey Georgiyevich Sitnikov - Siberian State University for Telecommunications and Information Technology, Rector;
- Yevgeny Alexandrovich Chechelnitsky - Svyazinvest OJSC, Deputy Director General.

3. To elect the Audit Committee of the Company as follows:

- Mikhail Vladimirovich Batmanov - Svyazinvest OJSC, Corporate Governance and Legal Department, Head of Division;

- Olga Grigoryevna Koroleva - Svyazinvest OJSC, Chief Accountant;
- Mikhail Viktorovich Tretyakov - Svyazinvest OJSC, Economics and Finance Department, Head of Division;
- Vyacheslav Yuryevich Charkovsky - Svyazinvest OJSC, Accounting, Tax and Statistics Department, Chief specialist;

4. To approve 'KPMG' CJSC as the Company Auditor for 2007.

5. To approve deduction norms (percentage) for calculating annual remuneration to the members of the Board, elected at the annual meeting of shareholders:

- 0.26% (zero point two six per cent) of Company's EBITDA as per the accounting statements under International Standards of Financial Accounting for 2007;

- 0.78% (zero point seven eight per cent) of the amount of Company's net profit, intended for dividend payment as per the results of 2007.

6. To amend alteration and additions to the Company Bylaws.

7. To amend alteration and additions to Statute of the Board of Directors.

Official results of Annual General Meeting of Sibirtelecom OJSC shareholders will be announced after drawing up a minutes of the Meeting according to Federal Law "On Joint-Stock Companies", clause 63.

*Following the results of the year 2005 the dividends were paid in amount:

- 0,017792 rub. per preferred share;
- 0,013773 rub. per common share.

Sibirtelecom OJSC (RTS: ENCO/ENCOP, ENCOG/ENCOPG; MICEX: STKM/STKMP, ADR: OTC – SBTLY, Frankfurt and Berlin Stock Exchanges - ISIN: US8257351036, WKN: 260452) is one of the largest Russian telecommunication operators, conducts business in Siberian Federal District. Today the company is the leader on telecommunication market of Siberia; it occupies 43% of the total market share. On the regional market of telecom services the company's share is - 83% of local wireline communication services, 95% of intrazone communication services, 51% of internet access services, 23% of cellular communication services. The company serves more than 4.2 million fixed line subscribers and more than 3.5 million cellular subscribers. Company's advantage is a developed networks infrastructure and an opportunity to provide the complex of services to all categories of subscribers, such as residential customers and corporate customers, on the whole service area. The main Sibirtelecom's OJSC shareholder is Svyazinvest OJSC (50.67% of ordinary shares).

PR department Sibirtelecom OJSC
tel.: +7 (383) 2191567, 2191576
e-mail: pr@sibirtelecom.ru
www.sibirtelecom.ru

Information made public, distributed to security holders or filed with OJSC RTS and MICEX by Sibirtelecom OJSC since applicable date per Rule 12g3-2(b) (since the last submission)

Number Appearing on Attached Exhibit Labels	Description of Information
	Summaries of the Communications on the Material Facts of Sibirtelecom OJSC
I-1	Summary of the Communication on the Material Fact of Sibirtelecom OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers", 06.07.2007
I-2	Summary of the Communication on the Material Fact of Sibirtelecom OJSC "Information on the Date of Discharging the Duties of the Issuer to the Owners of its Papers", 06.07.2007
	Financial Statements:
II-1	Consolidated Financial Statements with Independent Auditor's Report for the year ended 31 December 2006
	Other documents
III-1	Press-release "Preliminary results of Annual General Meeting of Sibirtelecom OJSC shareholders", 25.06.2007
III-2	Press-release "Sibirtelecom OJSC presents the results of the first meeting of the Board of Directors of Sibirtelecom OJSC", 26.06.2007
III-3	Press-release "Sibirtelecom OJSC presents its consolidated financial statements for the year 2006 according to International Financial Reporting Standards", 27.06.2007
III-4	Press-release "Sibirtelecom OJSC paid off bonds of 04 series", 06.07.2007

Summary of the Communication on the Material Fact of Sibirtelecom OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Communication") on July 6, 2007

The Communication contains detailed information on the material facts that consist in information about duties of the Issuer been discharged in accordance with the Decision on issue of securities approved by the Board of Directors of Sibirtelecom OJSC (the "Issuer") on March 15, 2004 and the date when this duty of the Issuer was discharged – July 5, 2007.

Summary of the Communication on the Material Fact of Sibirtelecom OJSC "Information on the Date of Discharging the Duties of the Issuer to the Owners of its Papers" (the "Communication") on July 6, 2007

The Communication contains detailed information on the material fact that consists in paying off the interest bearing certified nonconvertible bearer bonds with obligatory centralized storage bonds, issue 04, on July 5, 2007.

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